UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

OLD GLORY HOLDING COMPANY

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12512

Delaware	31-1210180
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3401 NW 63rd Street, Suite 600, Oklahoma City, Oklahoma 73116	14489
(Address of principal executive offices)	(Zip Code)

(888) 446-5345

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class B Common Stock

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K, unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box ☒ and leave the rest of Part I blank.

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Note Regarding Forward-Looking Statements

Unless the context requires otherwise, references to the “Company,” “we,” “us,” “our,” or similar references mean Old Glory Holding Company and its consolidated subsidiary. References to the “Bank” refer to Old Glory Bank.

This report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements may relate to our financial condition, results of operations, plans, objectives, or future performance. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words “may,” “would,” “could,” “should,” “will,” “seek to,” “strive,” “focus,” “expect,” “anticipate,” “predict,” “project,” “potential,” “believe,” “continue,” “assume,” “intend,” “plan,” and “estimate,” as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties that could cause our actual results to differ from those anticipated in any forward-looking statements include, but are not limited to:

●	Our ability to maintain appropriate levels of capital and to comply with our capital ratio requirements and consent order;

●	Restrictions or conditions imposed by our regulators on our operations;

●	Increases in competitive pressure in the banking and financial services industries;

●	Changes in access to funding or increased regulatory requirements with regard to funding, which could impair our liquidity;

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●	Changes in deposit flows, which may be negatively affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic or industry conditions;

●	Credit losses as a result of declining real estate values, increasing interest rates, increasing unemployment, changes in payment behavior or other factors;

●	Credit losses due to loan concentration;

●	Changes in the amount of our loan portfolio collateralized by real estate and weaknesses in the real estate market;

●	Our ability to successfully execute our business strategy;

●	Our ability to attract and retain key personnel;

●	Changes in the interest rate environment which could reduce anticipated or actual margins;

●	Changes in political conditions or the legislative or regulatory environment, including new governmental initiatives affecting the financial services industry;

●	Changes in economic conditions resulting in, among other things, a deterioration in credit quality;

●	Changes occurring in business conditions and inflation;

●	Increased cybersecurity risk, including potential business disruptions or financial losses;

●	Changes in technology;

●	The adequacy of the level of our allowance for credit losses and the amount of loan loss provisions required in future periods;

●	Examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for credit losses or write-down assets;

●	Changes in U.S. monetary policy, the level and volatility of interest rates, the capital markets and other market conditions that may affect, among other things, our liquidity and the value of our assets and liabilities;

●	Any increase in FDIC assessments which will increase our cost of doing business;

●	Risks associated with complex and changing regulatory environments, including, among others, with respect to data privacy, artificial intelligence (“AI”), information security, climate change or other environmental, social and governance matters, and labor matters, relating to our operations;

●	The rate of delinquencies and amounts of loans charged-off;

●	The lack of seasoning of our loan portfolio;

●	Adverse changes in asset quality and resulting credit risk-related losses and expenses;

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●	Changes in accounting standards, rules and interpretations and the related impact on our financial statements;

●	Risks associated with actual or potential litigation or investigations by customers, regulatory agencies or others;

●	Adverse effects of failures by our vendors to provide agreed upon services in the manner and at the cost agreed;

●	The potential effects of events beyond our control that may have a destabilizing effect on financial markets and the economy, such as trade disputes and tariffs, epidemics and pandemics, war or terrorist activities, such as the war in Ukraine, the Middle East conflict, and the conflict between China and Taiwan, disruptions in our customers’ supply chains, disruptions in transportation, essential utility outages or trade disputes and related tariffs; and disruptions caused from widespread cybersecurity incidents; and

If any of these risks or uncertainties materialize, or if any of the assumptions underlying such forward-looking statements proves to be incorrect, our results could differ materially from those expressed in, implied or projected by, such forward-looking statements. We make these forward-looking statements as of the date of this document and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those expressed in, or implied or projected by, the forward-looking statements, except as required by law.

Item 1. Business

Corporate Structure

Old Glory Holding Company, a Delaware corporation (the “Company”), was formed in November of 2021. In June of 2022, the Company made a filing with the Federal Reserve to become a holding company under the Bank Holding Company Act of 1956. Effective November 30, 2022, the Company obtained regulatory approval from the Federal Reserve, the FDIC, and the Oklahoma State Banking Department to purchase 100% of the equity of First State Bank in Elmore City, OK, which was an FDIC insured state-chartered bank that was established in 1903 (“FSB”). The acquisition of FSB was consummated on November 30, 2022, whereupon its name was changed to Old Glory Bank (“Old Glory Bank” or “Bank”). The Company also owns 100% of the equity of Old Glory Intellectual Property Holdings, LLC., a Georgia limited liability company, which entity holds intellectual property rights relating to Old Glory Bank’s trademarks.

The Company’s administrative offices are located at 3401 NW 63rd St., Suite 600, Oklahoma City, OK 73116, and the telephone number is (405) 934-1714.

The Company is merely a “holding company” and conducts no business, independent from its wholly owned subsidiary, Old Glory Bank. As described herein, the only expenses of the Company are directly for the fees to its Board of Directors and certain other operating expenses not directly related to the Bank.

Old Glory Bank

Old Glory Bank is an online community-oriented bank, but our “community” is not tied to a geographic location, but to a value-system for those individuals who believe in the greatness of America and the US Constitution. People used to select a bank that was closest to their home, but in the age of mobile banking, customers can now select a bank that is closest to their identity.

Old Glory Bank’s deposit accounts are insured under the Federal Deposit Insurance Act up to the maximum amounts allowable by law. Old Glory Bank is subject to periodic examinations of its operations and compliance by the FDIC and the Oklahoma State Banking Department.

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First State Bank (now known as Old Glory Bank) had approximately $10.5 million in deposits upon the closing of the purchase in December 2022. We have grown to approximately $246.7 million in deposits as of December 31, 2025

Customers can still walk into our beautiful physical branch in Elmore City, OK, and open a bank account, but nearly all new accounts are opened and managed online.

The Bank has two primary product lines: Consumer Banking Products and Business Banking Products, but we also offer accounts for political/527 organizations. As of the date of this filing, consumer customer accounts represent approximately 95% of the total number of accounts held at the Bank. While consumers hold the preponderance of the Bank’s total number of accounts, the value of the deposits held in such consumer accounts is approximately 79% of the Bank’s total deposits. Many of the Bank’s revenue streams (such as interchange revenue, account activity fees, and net interest margin) track with the relative value of the deposits held by consumers versus businesses.

In late September, 2023, we started opening “online” business accounts for the general public and through December 31, 2025 have already opened more than 3,800 new business accounts. Opening a business account is a more complex process than a consumer account, because CDD (customer due diligence) for a business customer requires much more “human” involvement than the CIP (Customer Information Program) of a consumer account. We built our own virtual onboarding platform for business banking, and we believe we have an attractive user experience for business account opening. The majority of Old Glory Bank’s business accounts are opened using our online and mobile interfaces rather than onsite within our Elmore City banking location.

Below is a detailed breakdown of revenue by product as a percentage of the Bank’s total income (i.e., the aggregate of interest income and noninterest income) for the twelve months of both 2025 and 2024:

	Year Ended	Year Ended
Sources of Revenue	December 31, 2025	December 31, 2024
Consumer Banking
Investment income generated from deposits	51.5%	55.1%
American Mortgage Bank (AMB)*	-%	8.1%
Interchange income	10.2%	10.5%
Interest income from loans	2.8%	0.2%
Deposit account fees	5.1%	0.4%
Fee income from the sale of loans	3.8%	1.6%
	73.4%	75.8%
Business Banking
Investment income generated from deposits	13.2%	8.3%
Interchange income	2.6	2.1
Interest income from loans	5.1%	0.3%
Deposit account fees	1.9%	0.2%
	22.8%	10.8%
Miscellaneous
Investment income generated from equity	2.5%	5.2%
Other	1.3%	8.2%
	3.8%	13.4%

	100%	100%

*The AMB subsidiary was sold in April 2024 and is no longer a component of the Company’s operations.

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Further discussion of Old Glory Bank’s products is presented in the remainder of this section.

Consumer Banking Products

Our consumer banking products are competitive with the biggest consumer brands (including the challenger/neo banks). We know that many of our customers also have banking relationships with nationally recognized banks, including Wells Fargo, Chase Bank, Bank of America, and PNC. Accordingly, Management believes that its products are viewed by its customers to be comparable to those of such large institutions. Through continued social media promotion, earned media speaking engagements by the Bank’s prominent co-founders, and an expanded use of television and radio paid media, the Bank intends to continue to grow the reach and adoption of its brand, mission and product set. Here is a summary of many features of the Bank’s consumer products:

1.	Free Spending/Checking Accounts and Savings Accounts.

2.	CDs.

3.	Call Center in Durant, OK from 8am-8pm Mon - Sat, which has Middle American team members.

4.	Free Access to 40,000 ATMs – plus low-fee access to almost every ATM on the planet.

5.	Debit Cards, plus “digital issuance” to permit immediate access to funds.

6.	Credit Cards (four tiers for consumers and three for businesses, including a cash-back option).

7.	Old Glory Pay – our closed-loop, cancel proof version of payment tools such as PayPal.

8.	No-Fee Overdraft Security. Savings-Linked Overdraft Security.

9.	2/3 Day Early Direct Deposit.

10.	Free Bill Pay and ACH Payments.

11.	Personal Financial Planner Dashboard.

12.	Savings Goals.

13.	Integrated Card Manager – robust debit/credit card controls, reporting, and payments.

14.	Charitable Round-Up Options, including Folds of Honor, America’s Vet Dogs, Operation Triage, and more coming soon.

15.	Home Loans, including VA. Easy to use online consumer front-end.

16.	Old Glory Cash-IN – easily deposit cash at 90,000 retailers (discussed below in greater detail).

17.	Old Glory Alliance – Our own Crowd Funding site that recently launched, to compete with GoFundMe, but that will not cancel pro-American campaigns (discussed below in greater detail).

18.	Old Glory Protect– As a benefit to qualifying customers at no cost to the customer, if a police officer, firefighter, member of the Military or US Border Patrol agent opens an account with Old Glory Bank, sets up direct deposit, and is killed in the line of duty, their loved ones receive a death benefit of $100,000 (discussed below in greater detail).

Note: Terms and conditions apply to all products and features.

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Non-Loan Interest Income

Old Glory Bank implemented its technology infrastructure and launched an expanded set of products and services, plus onboarded and integrated the team members needed to support a 50-state financial institution during its first several years of operations (since April 2023). During this ramp-up period, the Bank’s Board of Directors chose to refrain from aggressively making new loans to consumers and businesses. Accordingly, a relatively high portion of the Bank’s revenue relates to interest earned from investments, cash and Fed Funds.

Interest Income from Loans to Consumers and Business

Old Glory Bank may expand its lending operation in future periods, with an emphasis on business loans, but current interest revenue from loans remains a modest percentage of total revenue.

Fees from the Sale of Mortgages

In April 2024, the Bank sold its subsidiary American Mortgage Bank. Although the AMB operation generated over 45% of the Bank’s total revenue in 2023 and 8.1% of total revenue in 2024, the business had an outbound sales cost structure (compensating individuals to seek and obtain new customers) that caused it to operate unprofitably. Across most markets nationwide, the mortgage industry is competitive and requires marketing expenditure to generate customers. The Bank intends to continue to sell substantially all of the loans it originates to the secondary market (known as “investors”). The Bank prices its loans to be competitive in the marketplace and in promoting its loan it emphasizes its attentive customer service and pro-America appeal. Because the Bank has a growing, nationwide base of consumer customers, management believes that it can continue to cost-effectively generate leads from its existing customer base, as well as from promotion of its mortgage offering to a broader audience through social media channels.

Interchange Revenue from Consumers’ Debit Card Usage

A meaningful amount of revenue is generated from the transactions associated with use of Old Glory Bank’s debit cards by its consumer customers. Interchange fees are what merchants pay to issuing banks like Old Glory Bank every time customers use a bank’s payment cards. Interchange revenue is expected to grow as Old Glory Bank’s customer base grows and as a greater portion of the Bank’s customers implement direct deposit of their compensation and benefits payments into their Old Glory Bank accounts. The Bank’s partner-provided credit card program currently generates an insignificant portion of the Bank’s interchange revenue, with the preponderance of such revenue being generated by the Bank’s directly issued debit cards.

Old Glory Cash-IN

A big challenge for customers of most mobile banking solutions is the ability to deposit cash. Of course, with online banking, it is easy to deposit a check on your phone, and it is easy to withdraw cash from an ATM, but the ability to deposit cash typically is a challenge with mobile banking.

Our technology team solved this friction point for on-line banking, and we deployed a solution that allows Old Glory Bank customers to walk into approximately 90,000 various retail locations around the country to deposit cash. These locations include major grocers, drug store chains, “big box” general retailers, truck stops, convenience stores and other retailers that participate in the cash-in network. Our customer simply shows the cashier a bar code within our App, the customer hands the cashier the cash, and the cash will be credited immediately to the customer’s Old Glory Bank account.

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Old Glory Cash-IN is made available to our customers primarily as a convenience offering to address the needs of customers who require the ability to deposit cash into their bank account(s), thereby making Old Glory Bank competitive with banks that maintain networks of physical branch locations. Under the Bank’s current pricing, there is no charge to make a deposit of $200.00 or more. For smaller deposits, the current fee charged to a customer is $2.99. The aggregate revenue generated by users of Cash-IN is negligible, as our customers have embraced the service to such an extent that the average Cash-IN deposit exceeds $200.00. Accordingly, relatively few Cash-IN deposit transactions generate the $2.99 transaction fee.

Old Glory Alliance - Crowd Funding

Over the years, online services have been introduced to the marketplace that allow individuals and organizations to initiate fundraising campaigns that benefit specific individuals, charitable causes or other forms of advocacy. Old Glory Alliance, which launched in Q2 of 2024, is our crowd funding solution that allows people to support causes and campaigns that are important to them and that share their values. As with Old Glory Bank’s bank accounts, we will never cancel a lawful campaign, even if we disagree with the views or politics of the fundraising campaign’s sponsor or of its beneficiary. We promote Old Glory Alliance through our website and through social media posts.

Old Glory Alliance is an attractive customer deposit acquisition model because the cost of deposits is zero, as we do not pay interest on these accounts. Actually, the cost of the deposits generated through Old Glory Alliance is less than zero, because donors pay us a “convenience fee” (currently 3.0%) to accept their donations into these accounts on which we make a margin. Old Glory Alliance impact as a revenue and deposit generator remains modest.

Old Glory Protect – “We Protect those who Protect You”

If a Bank customer is in the Military (active duty, reserve, or guard) or serves in law enforcement (state, local, and federal), is a firefighter (including volunteers), or is an agent in the US Border Patrol (a “Protector”), and the Protector establishes direct deposit with Old Glory Bank (at least $1,000 in aggregate monthly), then they qualify for Old Glory Protect coverage. If a Protector dies in the “line of duty,” the Protector’s family (or other beneficiary designated), will receive a $100,000 death benefit. We estimate that there are more than 5 million eligible Protectors within the United States.

The Bank promotes Old Glory Protect through our website and social media posts. We intend to coordinate promotional campaigns facilitated by organizations that serve the various military and first responder constituencies that are eligible for coverage.

Everest Reinsurance Company (A.M. Best A+) provides the underwriting for Old Glory Protect. Participation in the Old Glory Protect program is free to the qualifying Protectors. In addition, we anticipate a significant degree of positive goodwill being generated among the general population by promoting Old Glory Bank as “the bank that protects those who protect you.” We are not aware of any bank that has ever done something like this for the heroes who keep us safe.

Old Glory Pay

To serve America with a cancel-proof financial solution, it was not enough to only offer consumer and business banking solutions. We also saw a need to deliver a digital payment solution, like Zelle, Venmo, or PayPal. Many such payment tools selectively exclude lawful transactions they don’t like (such as related to firearms or ammunition) and individuals holding views they don’t support (such as outspoken political supporters). For our solution, we chose not to simply be a typical payment facilitator (a Pay Fac), because transfers would still ride on third-party payment rails, not be cancel-proof, and be subject to the Government’s improper prying eyes. So, we developed and launched a proprietary, closed-loop digital payment solution called Old Glory Pay. We use the term “closed-loop” because Old Glory Pay does not rely on any third-party transfer partners (“rails”). Further, we do not allow third-party banks (e.g., Chase, Bank of America, etc.) to integrate with Old Glory Pay, because if we did, these third-party banks could (i) cancel the transaction (e.g., for buying ammunition) and/or (ii) improperly provide payment data to the government (e.g., for buying a Bible).

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P2P and P2M Transactions

Our Old Glory Bank customers love using Old Glory Pay to send payments peer-to-peer (P2P). It’s safe, secure, and instant. We are now encouraging our business customers to accept Old Glory Pay as a merchant payment solution (P2M) for transacting with their customers. We believe there is an unprecedented growth opportunity for Old Glory Pay to be the preferred payment solution for pro-American merchants, including in the shooting and firearms space. For example, our customers have a legitimate fear that the legacy payment processors share data with the government about the purchase of firearms and ammunition. Old Glory Pay is private and secure.

Low Merchant Fees and Immediate Settlement

For business customers that accept Old Glory Pay, we charge a merchant processing fee of only 0.99%. This is substantially lower than the fees charged by Mastercard, Visa, AMEX, or PayPal (often in the range of 3%-4%). Old Glory Pay generates no incremental cost to the Bank for each transaction, so the per-transaction margin to Old Glory Bank is 100%. This is a great business for Old Glory Bank, and we provide an important service to merchants and customers.

Unlike legacy payment solutions (e.g., Visa, Mastercard, AMEX, PayPal), Old Glory Pay immediately settles with the merchant (in about 7 seconds). Merchants no longer need to wait days to obtain their funds. This means that when a merchant accepts Old Glory Pay, it’s like being paid in “cash,” even if the buyer is thousands of miles away buying something on the merchant’s website. Because of our low merchant fees, instant settlement, and protections from the Government’s prying eyes, we believe we have a very compelling offering that merchants will adopt and customers will trust.

Business Banking Products

Most “online” (digital first) banks focus on consumer (retail) banking. We originally planned to wait until late 2024 or early 2025 to integrate and launch business banking, but once we announced consumer banking, our customers immediately communicated strong demand for business banking. We deployed and launched business banking in Q3 2023. Here are our key features:

1.	Consolidated Dashboard – you decide which business and personal accounts to display

2.	Integration with QuickBooks and Quicken

3.	Online Bill Pay

4.	Online Wire Portal

5.	Online ACH Payments – vendors, payroll, taxes

6.	Credit Cards (three tiers, including cash-back option)

7.	Commercial Lending, including SBA and USDA (see associated risks, below)

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8.	Owner Controls - add/remove authorized Users and change Access

9.	Custom Account Alerts – monitor balances, transactions, other Activity

10.	Old Glory Pay – as further described above in the Consumer Banking Products section, Old Glory Pay is a service designed for use by the Bank’s business customers, as well as its consumer customers.

Non-Loan Interest Income

As noted above, a significant portion of the Bank’s interest income currently is generated from funds being invested in cash and investments..

Business Loan Interest Income

To date, the Bank has engaged in a modest level of lending to its business customers. Starting in January of 2025, the Bank began seeking lending opportunities, both from existing business customers and participation loans with third-party banks. The Bank offers its customers a range of traditional lending products, including Small Business Administration loans, working capital lines of credit, vehicle loans and the financing of property, plant and equipment. In addition to marketing to its existing and future bases of business customers, the Bank intends to participate in (i.e., fund a portion of) loans originated by other financial institutions looking to spread their credit risk (“participation loans”).

Interchange Revenue from Business Customers’ Debit Card Usage

The Bank introduced debit cards to its business accounts in early 2024. Interchange revenue is expected to grow as a result of the continued expansion of the Bank’s business banking customer base, which growth results from businesses seeking Old Glory Bank’s offer of the customer service of a community bank, the online/mobile banking tools of a national bank, and a set of pro-America values that appeal to them. In addition to growing interchange revenue by increasing the number of accounts that can be accessed by debit cards, the Bank intends to grow interchange revenue by driving customers to utilize their cards more often. Through in-app messaging, email communications, and social media posts, the Bank can highlight the convenience of using its debit cards as a form of payment.

Old Glory Unlimited

One of the challenges that small banks face is the perception by Main Street consumers that the FDIC will always protect depositors at “mega” banks (that are too big to fail and provide services to America’s elite), even if greatly in excess of applicable insurance limits, which is exactly what occurred with the mega bank failures in 2023. However, the FDIC may not protect depositors at a Main Street bank (serving Middle America) which is exactly what occurred with the failure of First National Bank of Lindsay in 2024, a year later.

Many small banks solve this challenge by sharing deposits with other banks, pursuant to a common service operated by IntraFi. However, this solution has never been attractive to Old Glory Bank, because it would undermine our commitment to PSL – Privacy, Security, and Liberty. That “other” bank may not share our values and commitments, and our customers would not want us sending their money to an unidentified third-party bank.

Instead, to solve the fear by customers of a Main Street bank failure, and no FDIC support above the insurance limit, we soon plan to launch Old Glory Unlimited. This product will be integrated into our App (first business and then retail), such that a customer can seamlessly move cash out of an OGB bank account, directly into US Treasuries, and then back again, in mere minutes. With this solution, the customer actually has direct T-bill ownership, down to knowing the actual CUSIP number.

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Old Glory Unlimited will be quick and frictionless for our customers who want to hold deposits materially in excess of FDIC insurance limits. While the net interest margin (NIM) we earn on deposits placed into Old Glory Unlimited will be less than when we hold as cash in our normal accounts, we believe this will be incremental NIM (with no increase in cost) because it will be “found” deposits from customers that would not otherwise place such high-dollar deposits with Old Glory Bank. Our analysis suggests that the reduced NIM from these deposits will exceed the reduced NIM from the cannibalization of deposits removed from our bank accounts into Old Glory Unlimited. Thus, this is a net revenue generator for Old Glory Bank and removes the final “stigma” for larger deposit customers to bank with Old Glory Bank, a bank that the FDIC would never consider “too big to fail” and, thus, would not likely protect depositors in excess of insurance limits.

We are still working on this technology integration, and fully analyzing our fee structure, but we believe we have a solution available to us with Jiko Bank, who currently provides this B2B service to several financial institutions, as reflected on its home page at www.jiko.com. We believe Old Glory Bank can be the first FDIC insured bank to utilize this service by Jiko. We estimate that we can launch Old Glory Unlimited in Q2 or Q3 of 2026. Of course, prior to such launch, we will adopt and test all applicable policies and procedures. While it is our informed view that Old Glory Unlimited does not need regulatory approval, it has been our history to demonstrate certain new products to our regulatory agencies prior to launch and, thus, we intend to do a full demonstration of Old Glory Unlimited to the FDIC and Oklahoma State Banking Division (“OSBD”) prior to launch. For example, we did a full demonstration of Old Glory Pay to the FDIC and OSBD in March 2023, prior to launch, even though regulatory approval was also not required to launch such product.

We do not believe a core integration of the Jiko service will be difficult and we do not believe that creating and adopting the necessary policies and procedures will be difficult or cumbersome for our team. Thus, our launch date will be determined by when Management desires to allocate the internal resources to such efforts.

Next Generation Banking

The convergence of blockchain technology and traditional banking is reshaping the financial landscape, driving demand for digital assets that deliver both innovation and trust. OGB is committed to leading this transformation by offering secure, compliant, and user-friendly digital asset solutions as an integrated component of everyday banking, with such solutions being delivered by an organization with the stature of a regulated, trusted financial institution.

Old Glory Bank’s entire mission in connection with its Next Gen Banking is to bring digital assets to Main Street so that “regular folks” (i.e., people who are not “crypto-bros”) can easily conduct lawful transactions via digital assets and benefit from the security, speed, low-cost, and convenience that can only be achieved through the blockchain and decentralized finance (DeFi).

OGB will undertake the process of deploying the initial products of Next Gen Banking in safe and sound manner:

(i) OGB has completed and tested all of its compliance and AML programs, policies, and procedures around MVP;

(ii) OGB has received a favorable external audit of all of its applicable smart contracts necessary for its MVP;

(iii) OGB has received a favorable external audit of all of its proprietary code and APIs used in its MVP;

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(iv) OGB has completed its extensive testing and account reconciliations for all products connected to its MVP; and

(v) OGB again demonstrates all functions and features to the FDIC and OSBD and fully answers all of their questions and concerns.

In connection with the initial launch of Next Gen Banking, we expect to enable customers to do the following:

1. Wallet Linking. Link a customer’s self-custodial wallet (e.g., MetaMask) to our consolidated dashboard (similar to how a customer links a third-party bank account or loan today) so that in one dashboard, a customer can view both fiat and crypto accounts.

a. Wallet Linking Process. To link a self-custodial wallet, the customer initiates a cryptographic signature challenge through the banking application. This process confirms that the customer has signing authority for the wallet without exposing the private key to the bank. The signed message is verified on the bank’s servers, and upon successful verification, the wallet address is associated with the customer’s account.

b.Compliance Screening. Before a wallet is linked, Old Glory Bank performs a risk assessment and KYC check through its blockchain analytics provider (TRM Labs). This screening identifies exposure to sanctioned entities, illicit activity, or elevated risk indicators. Wallets failing the screening cannot be linked.

c. Security Model. The customer retains full custody and control of their assets. The Bank’s role is limited to monitoring linked wallet addresses for transaction activity (e.g., off-ramp deposits) and executing corresponding fiat-side operations. Private keys are never transmitted, stored, or processed by Old Glory Bank systems.

d. Transaction Authorization. For operations requiring on-chain transactions from the customer’s wallet (such as token-to-token swaps from a self-custodial wallet), the customer must approve a token allowance via the standard ERC-20 “approve( )” function, granting the platform permission to transfer specified tokens on their behalf. This approval is performed directly in the customer’s wallet application.

e. Material Risks to OGB from Wallet Linking. Management is of the view that when a customer links a self-custodial wallet to our OGB dashboard, OGB will have the same general risk as to when a customer links (for example) a third-party bank account to our OGB dashboard (which happens every day in the ordinary course of our business). One such risk is that the customer may not actually be the authorized user of such third-party bank account. Same with a self-custodial wallet, in that the customer may not actually be the authorized user of such self-custodial wallet, although we believe that the nature of a protecting a self-custodial wallet makes an account take-over much more difficult with a self-custodial wallet than a typical bank account. Another risk is that the funds in the linked third-party bank account are sanctioned or illicit. Same with a self-custodial wallet, although with a wallet, we have a third-party service (TRM Labs) to review each linked wallet, yet we have no similar service to review the third-party bank accounts linked to our dashboard. Another risk to linking accounts/wallets is that a customer may use a third-party bank account as a “gateway” to distribute illicit funds taken in connection with an OGB account take-over. A linked self-custodial wallet could also be used as a gateway, same as a linked third-party bank account. In summary, we believe there is no incremental risk from a customer linking a self-custodial wallet than linking a third-party bank account.

2. OGUSD. Mint OGB’s stablecoin (OGUSD) and deposit such coins into the customer’s self-custodial wallet. Redeem OGUSD and deposit the applicable fiat into the customer’s account at OGB. OGUSD will be an ERC-20 stablecoin that is designed for interoperability, which can be used across multiple Decentralized Exchanges (DEXs) on the Ethereum network. Because all ERC-20 stablecoins adhere to the same standard, they are easily tradable, swappable, and usable as liquidity in various protocols like Uniswap, Curve, and SushiSwap.

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3. OGB Freedom Offramp. Exchange select crypto tokens into fiat to deposit into a customer’s account. Our goal is to make the deposit of crypto into a bank to be similar to how a customer deposits a check or how a wire of foreign currency is exchanged by a bank into US Dollars and then deposited into a customers demand deposit account. This transaction will be accomplished via our patent-pending OGB Freedom Offramp. A customer will merely send accepted crypto from their self-custodial wallet to our OGB Freedom Offramp, where we will then reference the applicable spot-price and deposit the associated fiat value into the customer’s bank account (savings or checking). This will occur behind the scenes, much like a bank that converts FX into US Dollars “behind the scenes” using a particular market (spot) price for that FX currency. Our Terms and Conditions will very clearly describe the methodology for obtaining the spot price (like a bank’s T&Cs describe the methodology for converting FX into US Dollars), plus clearly disclose applicable fees. OGB will utilize the “commercial” exchange services of Coinbase, Kraken, Binance and other exchanges to accomplish this exchange instantaneously. In connection with a final authorization (signature) of such transaction, the customer will be informed of the fee/spread to complete such transaction. In connection with the launch of our OGB Freedom Offramp, Management expects that the following coins and tokens to be available for customers to convert into fiat: BTC, ETH, USDC, USDT, WBTC, and OGUSD. Additional coins and tokens will likely be added after review and analysis by the Bank’s Audit and Compliance Committee.

In evaluating whether to support an additional coin or token the Bank’s Audit and Compliance Committee is expected to apply the following standards of inclusion:

● Regulatory and legal classification. Such Committee will evaluate whether such proposed coin or token is reasonably characterized as a non-security under U.S. federal securities laws, using all then available law and regulatory guidance.

● Market liquidity and price transparency. The Committee will evaluate whether such proposed coin or token has sufficient and observable trading liquidity on established trading venues with which the Bank then or may maintain a commercial relationship, such that the Bank can obtain reliable, independent pricing and, where applicable, execute disposition transactions without undue market impact. Further, such proposed coin or token must have a reliable independent pricing source for ongoing valuation.

● Custody and operational capability. The Committee will evaluate whether such proposed coin or token has an underlying blockchain network that is compatible with the Bank’s applicable custody arrangements and operational controls and such network must exhibit adequate reliability and transaction finality.

● Financial crimes compliance. The Committee will evaluate whether such proposed coin or token is capable of being monitored under the Bank’s BSA/AML program, including through blockchain analytics tools, and such proposed coin or token must not present unacceptable sanctions or illicit-finance risk, as determined by such Committee.

4. Liquidity Access Lines (LALs). Customers in good standing will be able to get a loan by pledging (actually, over-pledging) certain crypto assets. OGB will securitize the pledged crypto pursuant to UCC Article 9 (and Article 12 when applicable). Crypto collateral is “perfected” through control (possession), just like perfection of a car is done through the possession of a car title. Securitization of crypto is done by holding the private keys (like holding a title to a car). This occurs via an atomic action consisting of (i) a crypto transfer from the user wallet to an OGB-controlled wallet over which the customer retains no unilateral transfer authority, and (ii) the transfer of loan proceeds to the user wallet. Custody of the OGB-controlled wallet is protected by bank grade security protocols, including HSM based multisig access (described more fully below, in clause g.). For loans over a certain amount as established from time to time (e.g., $10,000), OGB will also file a UCC-1 in the customer’s state of residence.

a. Loans up to a certain amount (e.g., $10,000) will generally be self-service for a customer in good standing. This will be similar to a “cash secured” credit card and will not be based on a customer’s credit. Loans over such specific amount will require human review and will involve a certain level of a credit review, dependent on the size of the loan and history of the customer with OGB.

b. Loans will generally accrue interest with continuous compounding, have no pre-payment penalty, and will otherwise comply with all fair lending laws and regulations. Customers will be required to pay accrued interest monthly, and the loan balance will mature in 5 years. The interest rate will reset every 24 months at the then Prime rate.

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c. The minimum LTV formula for these loans will always be subject to review and change, but OGB’s current methodology is that the available credit will equal the product of (i) the coin’s 104 week low, multiplied by (ii) the number of coins pledged, multiplied by (iii) 0.75, unless such “low point” is within the prior 90 days, whereupon 0.75 will be replaced by 0.6.

d. If the value of the pledged collateral declines to less than the minimum LTV, the customer will be notified to either pledge additional collateral or pay down the loan. Our App will show a “countdown clock” and if the customer does not act within the preset time, OGB will immediately liquidate the collateral, pay off the balance of the loan, and return any balance to the customer (less any exchange fees for liquidation).

e. Of course, all such terms and conditions will be provided to the customers in a manner that complies with applicable law, including under the Truth in Lending Act, implemented by Regulation Z (12 CFR Part 1026). Although Regulation Z only applies to consumer loans, it is our intent to comply with Regulation Z for business loans.

f. In connection with the launch of our LALs, Management expects that the following coins and tokens to be available for customers to pledge as security: BTC, ETH, USDC, USDT, WBTC, and OGUSD. Additional coins and tokens will be added after review and analysis by the Bank’s Audit and Compliance Committee, in the manner described on Page 193 above.

g.In connection with the Bank taking a pledge of accepted digital assets, the customer will authorize the Bank (via the Bank’s application), a transaction transferring the pledged digital assets from the customer’s wallet to the Bank’s wallet. That transaction is authorized using the customer’s own wallet and private keys, which are not transferred to, or held by, or visible to the Bank. The Bank takes custody of the pledged assets by controlling the private keys to the Bank-controlled wallet that receives them.

● The private keys to the Bank’s wallet are generated and stored exclusively within FIPS 140-2 validated hardware security modules (HSMs) operated within the Bank’s Microsoft Azure environment. They are not held on, or by, any third-party cryptocurrency exchange, and are not held in browser-based or other software wallets. The keys are non-exportable, which means they cannot be copied, viewed, or removed from the HSM by any Bank employee. Every transaction is cryptographically signed within the HSM boundary.

● Authority to invoke the HSM signing function is gated by the Bank’s Microsoft Entra ID identity and access controls. Routine, low-value transactions, such as the release of pledged collateral upon repayment of a loan in full, are executed by the Bank’s lending application. Signing authority for these transactions is held only by the application’s runtime identity, not by any individual, and the application is developed and deployed under the Bank’s software development lifecycle controls, which require independent code review and segregated deployment approvals. Transactions exceeding certain to-be-determined amounts (e.g., $10,000) will require multi-signature authorization, under which multiple independent authorized signers (Bank employees) must each approve the transaction before it will execute

● Because the private keys are maintained by the Bank within online HSMs in order to permit authorized signing, the Bank does not use air-gapped “cold” storage for Liquidity Access Line collateral. The Bank characterizes the configuration as “warm” storage, which means the private key material is isolated within validated hardware and cannot be exported, while signing authority is restricted through identity-based access controls and, for transactions above defined thresholds (e.g., $10,000), multi-signature approval is required.

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5. Old Glory Swap. When a customer uses a stock trading app, like Robin Hood, the customer is not actually interacting with the NYSE, and the customer is not participating in the market maker activities. What the customer sees is a seamless exchange of fiat for stocks. Our Old Glory Swap product will accomplish the same experience for crypto, but for crypto it is much easier because crypto exchanges are decentralized, resulting in an unlimited number of market makers and easy connectivity. Also, instead of electronic transfer agents (who keep track of shares of the stock), crypto transactions are written to the blockchain, easily verifiable and accessible. Therefore, our Next Gen Banking platform will contain a simple “buy now” and “sell now” (i.e. “swap” fiat for crypto, and then back again) so that customers can buy (and sell) crypto assets as easily as they order a new debit card, but with none of the friction normally associated with using a crypto exchange. OGB will be seamlessly linked to various crypto exchanges to create a Main Street experience for our customers. OGB will have a “commercial” account with various exchanges, and we intend to mark up only slightly this preferred pricing, because our “business” revenue is not intended to be like an exchange. Our “business” is being a bank, and this additional service is like a bank providing checks, debit cards, and ATMs. Old Glory Swap is not about revenue, it is about a basic product feature that is necessary for customer acquisition in the digital age. We are certain that this type of product will soon be a ubiquitous service offered by banks, but we intend to be first (and likely the best). In connection with the launch of our Old Glory Swap, Management expects that the following coins and tokens to be available for customers to swap: BTC, ETH, USDC, USDT, WBTC, and OGUSD. Additional coins and tokens will be added after review and analysis by the Bank’s Audit and Compliance Committee, in the manner described on Page 193 above.

We note that Old Glory Swap performs “swaps” directly with our customers as the principal holding title of such coin or token through the completion of the transaction. The process operates as follows.

●	First, the customer indicates, through the Bank’s App, the source and destination of the swap. The customer may select either a Bank deposit account or a supported coin or token. This means the customer may swap from fiat to any supported token, from any supported token to fiat, or from any supported token to any other supported token. Old Glory Swap does not permit swaps from fiat to fiat.

●	On the swap screen, the interface will then display to the customer the guaranteed results of the swap, which is valid for 15 seconds. When the customer is swapping for fiat, the interface displays the exact U.S. dollar amount the customer will receive upon confirming the transaction, which amount of fiat is reduced by all costs and fees (which amounts are itemized and separately displayed).

●	When the customer is swapping for digital assets (coins or tokens), the interface displays the exact number of coins or tokens the customer will receive, which excludes costs and fees, which will also be itemized and displayed. Such spot price (including the costs and fees) is only valid for 15 seconds and will expire if the customer does not timely authorize such transaction. We note that costs and fees for a swap of digital asset will be deducted from the Customer’s bank account (similar to how we deduct from a customer’s account ATM Fees).

●	In calculating the swap price, OGB relies on the then-current market conditions and is determined by reference to the rates the Bank can purchase or sell (as the case may be) such applicable coins and tokens via its commercial account (currently with Kraken), as adjusted by our procedures from time to time to account for our learned knowledge of price drift the Bank would expect to experience on a transaction of the proposed size. Upon the customer’s timely confirmation, the swap is executed.

●	If the swap is for fiat, the Bank in a series of near simultaneous transactions: (i) purchases such coin/token from such customer for the applicable price, reduced by costs and fees (as displayed in the App), (ii) transfers such net amount of fiat into the customer’s account, and (iii) liquidates such coin/token via its commercial account with Kraken.

●	If the swap is for another supported coin or token, then the Bank buys/sells such digital assets for the applicable price, plus costs and fees (as displayed in the App). The transaction is accomplished by the Bank in a series of near-simultaneous transactions: (i) purchases such coin/token from the customer, (ii) liquidates such purchased coin/token through its commercial account with Kraken, (iii) purchases the corresponding coin/token that the customer now wants through its commercial account with Kraken, (iv) sells such corresponding coin/token to the customer, and (v) debits the customer’s account for the applicable costs and fees.

Based on the speed of the near simultaneous buying and selling of such coins and tokens by the Bank, and the fee margin that Old Glory Bank will earn on each transaction, plus the view by Management that prices can generally increase as quickly as they can decrease, we believe that there is no material price risk to OGB in connection with these near simultaneous purchases and sales. However, if a situation did exist that (either temporarily or permanently) resulted in any given coin or token having such price volatility that OGB could not purchase and sell such coin or token without undue risk, then such coin or token would be immediately removed from Old Glory Swap.

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Employees

We have 83 full-time employees as of December 31, 2025. As described above, our customer service representatives work for OmniCare 360. Almost everyone at Old Glory works remotely, other than the tellers and manager in Elmore City, OK (our sole banking location). We have shared office space in both Oklahoma City and Roswell, GA that is utilized by a small number of our employees.

Regulation

The Company and the Bank are subject to extensive regulation. The Company is subject to supervision and examination by the Federal Reserve as a bank holding company. The Bank is subject to regulation and examination by the Oklahoma State Banking Department and the FDIC.

The Bank is also subject to federal banking laws and regulations governing, among other matters:

●	Capital;
●	Liquidity;
●	Lending;
●	Consumer protection;
●	Community reinvestment;
●	Anti-money laundering;
●	Bank Secrecy Act compliance;
●	Customer identification;
●	Information security;
●	Privacy;
●	Fair lending;
●	Deposit insurance; and
●	Safety and soundness.

Regulatory Capital

The Bank is required to maintain regulatory capital ratios in accordance with applicable federal banking regulations. Management continually evaluates the Bank’s capital position in light of deposit growth, operating losses, asset growth and regulatory requirements. As discussed elsewhere in this report, the Company’s ability to raise capital and the Bank’s ability to maintain appropriate regulatory capital levels are material factors affecting the Company’s operations and growth.

As discussed further below in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Bank is considered “Undercapitalized” as of December 31, 2025.

Regulatory Matters and Consent Order

In May 2024, the Bank entered into a Consent Order with its regulators. The Consent Order imposes requirements relating to matters including capital, management, strategic planning and other aspects of the Bank’s operations.

The Company is continuing to work with its regulators to satisfy the requirements of the Consent Order. The Consent Order and related regulatory requirements may restrict the Company’s ability to undertake certain activities and may require additional capital, liquidity, governance, risk-management or operational improvements.

See further discussion below in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Internal Control Matters

In conjunction with the audit of the December 31, 2025 consolidated financial statements, the Company identified the following three deficiencies that were considered to be material weaknesses in internal control:

●	Access to and segregation of duties within the general ledger;
●	Access to financially significant applications; and
●	Evaluation of SOC reports for service organizations.

Going Concern

The Company has incurred operating losses since commencing its digital banking expansion.

Management’s evaluation of the Company’s ability to continue as a going concern considers the Company’s historical losses, capital position, liquidity, anticipated operating requirements, regulatory capital requirements and ability to obtain additional capital.

The Company’s audited financial statements for the year ended December 31, 2025 contain the applicable going-concern disclosure.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provide information that the management of Old Glory Holding Company (referred to as the “Company,” “we,” “us,” and “our”) believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion and analysis should be read together with our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, and the related notes thereto. This discussion includes forward-looking statements based on current expectations and projections. These statements involve risks and uncertainties, and actual results could differ materially from those discussed.

OVERVIEW

Old Glory Bank is an online community-oriented bank, but our “community” is not tied to a geographic location, but to a value-system for those individuals who believe in the greatness of America and the US Constitution. People used to select a bank that was closest to their home, but in the age of mobile banking, customers can now select a bank that is closest to their identity. Customers can still walk into our beautiful physical branch in Elmore City, OK, and open a bank account, but nearly all new accounts are opened and managed online.

The Bank has two primary product lines: Consumer Banking Products and Business Banking Products. As of the date of this filing, consumer deposit accounts represent approximately 95% of the total number of accounts held at the Bank, but only approximately 79% of the value of the Bank’s total deposits. Many of the Bank’s revenue streams (such as interchange revenue, account activity fees, and deposit service charges) track with the relative value of the deposits held by consumers versus businesses.

At December 31, 2025, we had total assets of $257.4 million, a 40.4% increase from total assets of $183.4 million at December 31, 2024. The largest component of our total assets is investment securities available for sale, which represent $162.7 million, or 63.2%, of our total assets. The Company continues to maintain the majority of its assets in highly liquid investment securities while it obtains the necessary capital for future growth. Deposit balances of $246.7 million comprise the vast majority of our liability balances and have grown approximately $73.7 million, or 42.6%, in the last 12 months. Total stockholders equity was $9.8 million at December 31, 2025 or 3.8% of assets.

Like most banks, we derive the majority of our income from interest received on our cash, investments and loans. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is the amount of net interest income, or the difference between the income on our interest-earning assets, such as cash, loans and investments, and the expense on our interest-bearing liabilities, such as deposits. In addition to earning interest on our loans and investments, we earn income through fees and other charges to our clients.

SELECTED FINANCIAL DATA

The following table sets forth selected historical consolidated financial information for the periods and as of the dates indicated. We derived our balance sheet and income statement data for the years ended December 31, 2025 and 2024 from our audited consolidated financial statements. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes thereto, which are included elsewhere in this prospectus.

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	As of And For The
	Years Ended December 31,
(dollars in thousands, except per share data)	2025	2024
BALANCE SHEET DATA
Total assets	$257,421	183,401
Cash and cash equivalents	72,399	174,605
Investment securities available for sale	162,706	423
Loans	17,702	3,785
Allowance for credit losses	227	43
Deferred technology expenses	2,624	3,170
Deposits	246,698	173,009
Stockholders’ equity	9,774	10,266
SELECTED RESULTS OF OPERATIONS DATA
Interest income	$9,929	6,828
Interest expense	1,861	1,008
Net interest income	8,068	5,820
Provision for credit losses	371	18
Net interest income after provision for credit losses	7,697	5,802
Noninterest income	3,297	2,773
Noninterest expenses	25,836	23,061
Loss before income tax expense	(14,842)	(14,486)
Income tax expense	-	-
Net income available to common shareholders	$(14,842)	(14,486)
PER COMMON SHARE DATA
Basic earnings per share	$(0.35)	(0.36)
Diluted earnings per share	$(0.35)	(0.36)
Common shares outstanding at period end (000’s)	43,943	41,686
Weighted average number of common shares outstanding (000’s)
Basic	42,705	40,365
Diluted	42,705	40,365
Book value	$0.22	0.25
Tangible common equity to assets	3.80%	5.60%
SELECTED FINANCIAL RATIOS
Performance Ratios:
Return on average assets	-6.78%	-10.40%
Return on average equity	-156.98%	-149.80%
Net interest rate spread, tax equivalent	3.33%	3.87%
Net interest margin, tax equivalent	3.84%	4.39%
Noninterest income to average assets	1.51%	1.99%
Noninterest expense to average assets	11.80%	16.56%
Loans to deposits	7.18%	2.19%
Asset Quality Ratios:
Nonperforming assets to total loans	2.8%	0.0%
Nonperforming assets to total assets	0.2%	0.0%
Net charge-offs to average total loans	1.4%	0.0%
Allowance for credit losses to nonperforming loans	46.5%	NM
Allowance for credit losses to total loans	1.28%	1.14%
Bank Capital Ratios:
Total risk-based capital ratio	18.80%	61.29%
Tier 1 risk-based capital ratio	18.37%	61.03%
Leverage ratio	4.17%	5.80%
Growth Ratios:
Change in assets	40.36%	85.72%
Change in deposits	42.59%	100.52%
Change in revenue	32.26%	80.75%

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CRITICAL ACCOUNTING ESTIMATES

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the U.S. and with general practices within the banking industry in the preparation of our consolidated financial statements. Our significant accounting policies are described in Note 1 to our Consolidated Financial Statements as of December 31, 2025.

Certain accounting policies inherently involve a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported, which could have a material impact on the carrying values of our assets and liabilities and our results of operations. We consider these accounting policies and estimates to be critical accounting policies. We have identified the determination of the allowance for credit losses, the fair valuation of financial instruments and income taxes to be the accounting areas that require the most subjective or complex judgments and, as such, could be most subject to revision as new or additional information becomes available or circumstances change, including overall changes in the economic climate and/or market interest rates. Therefore, management has reviewed and approved these critical accounting policies and estimates and has discussed these policies with the Company’s Audit Committee.

Allowance for Credit Losses

The allowance for credit losses (“ACL”) is management’s current estimate of expected credit losses that will result from the inability of our borrowers to make required loan payments, with particular applicability on our balance sheet to loans and unfunded loan commitments. Estimating the amount of the ACL requires significant judgment and the use of estimates related to historical experience, current conditions, reasonable and supportable forecasts, and the value of collateral on collateral-dependent loans. Credit losses are charged against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

There are many factors affecting the ACL; some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all the potential factors that could potentially result in credit losses, the process includes subjective elements and is susceptible to significant change. To the extent actual outcomes are worse than management estimates, additional provision for credit losses could be required that could adversely affect our earnings or financial position in future periods.

See Note 1 – Nature of Operations and Significant Accounting Policies, and Note 4 – Loans and Allowance for Credit Losses to our consolidated financial statements for further detailed descriptions of our estimation process and methodology related to the ACL

Fair Valuation of Financial Instruments

Certain assets and liabilities are measured at fair value on a recurring basis, including securities available for sale. Assets and liabilities carried at fair value inherently include subjectivity and may require the use of significant assumptions, adjustments and judgment including, among others, discount rates, rates of return on assets, cash flows, default rates, loss rates, terminal values and liquidation values. A significant change in assumptions may result in a significant change in fair value, which in turn, may result in a higher degree of financial statement volatility and could result in significant impact on our results of operations, financial condition or disclosures of fair value information.

The fair value hierarchy requires use of observable inputs first and subsequently unobservable inputs when observable inputs are not available. Our fair value measurements involve various valuation techniques and models, which involve inputs that are observable (Level 1 or Level 2 in fair value hierarchy), when available. The level of judgment required to determine fair value is dependent on the methods or techniques used in the process. Assets and liabilities that are measured at fair value using quoted prices in active markets (Level 1) do not require significant judgment while the valuation of assets and liabilities when quoted market prices are not available (Levels 2 and 3) may require significant judgment to assess whether observable or unobservable inputs for those assets and liabilities provide reasonable determination of fair value. See Note 10 to the Consolidated Financial Statements for additional information regarding the fair values measured at each level of the fair value hierarchy, additional discussion regarding fair value measurements, and a brief description of how fair value is determined for categories that have unobservable inputs.

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Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income taxes during the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for a portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable earnings and prudent and feasible tax planning strategies. Management weighs both the positive and negative evidence, giving more weight to evidence that can be objectively verified. Because of the Company’s recurring losses, a full valuation allowance against net deferred tax assets has been established.

RESULTS OF OPERATIONS

Net Interest Income and Margin

The following table sets forth information related to our average balance sheet, average yields on assets, and average costs of deposits for the years ended December 31, 2025 and 2024. We derived these yields or costs by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. During the same periods, we had no securities purchased with agreements to resell. All investments were purchased with an original maturity of over one year. Nonaccrual loans are included in earning assets in the following tables. Loan yields have been reduced to reflect the negative impact on our earnings of loans on nonaccrual status.

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	2025			2024
	Average		Yield/	Average		Yield/
(dollars in thousands)	Balance	Interest	Cost	Balance	Interest	Cost

Assets:
Interest-bearing deposits in other banks	$108,919	$4,697	4.31%	$114,697	$5,837	5.09%
Federal funds sold	33,685	1,445	4.29%	14,427	721	5.00%
Taxable securities available for sale	54,087	2,726	5.04%	160	15	9.38%
Tax-exempt securities available for sale (1)	202	18	8.77%	322	28	8.65%
Loans receivable	13,172	1,047	7.95%	3,087	233	7.55%
Total interest-earning assets	210,065	9,933	4.73%	132,693	6,834	5.15%
Noninterest-earning assets	8,854			6,572
Total assets	$218,919			$139,265

Liabilities and Shareholders’ Equity:
Interest-bearing demand deposits	$35,232	520	1.48%	$11,418	140	1.23%
Savings deposits	91,527	1,133	1.24%	66,073	822	1.24%
Time deposits	6,134	208	3.39%	1,357	46	3.39%
Total interest-bearing deposits	132,893	1,861	1.40%	78,848	1,008	1.28%
Noninterest-bearing deposits	75,522			49,890
Other liabilities	1,049			857
Total liabilities	209,464			129,595
Shareholders’ equity	9,455			9,670
Total liabilities and shareholders’ equity	$218,919			$139,265
Net interest income, taxable equivalent		$8,072			$5,826
Tax equivalent net interest rate spread (3)			3.33%			3.87%
Tax equivalent net interest margin (4)			3.84%			4.39%
Cost of funds			0.89%			0.78%

Net interest-earning assets (2)	$77,172			$53,845
Percentage of average interest-earning assets to average interest-bearing liabilities	158.07%			168.29%

(1)	Tax-exempt investments are calculated assuming a 21% federal tax rate
(2)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities
(3)	Tax-equivalent net interest rate spread represents the difference between the tax equivalent yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Tax equivalent net interest margin represents tax equivalent net interest income divided by average total interest-earning assets

Our level of net interest income is determined by the level of earning assets and the management of our net interest margin. Net interest income increased $2.2 million, or 38.6%, from $5.8 million for the year ended December 31, 2024 to $8.1 million for the same period in 2025.  The change between the periods was primarily the net result of the following factors:

Average interest-earning assets increased $77.4 million, or 58.3%, from $132.7 million to $210.1 million, driven primarily by increases in federal funds sold, taxable securities available for sale and loans receivable.

Average net interest-earning assets increased $23.3 million, or 43.3%, from $53.8 million to $77.2 million, due primarily to a $25.6 million increase in noninterest-bearing deposits.

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Cost of funds increased 11 bp from 0.78% to 0.89%, while the yield on average interest-earning assets declined 42 bp from 5.15% to 4.73%. These changes resulted in tax equivalent net interest rate spread and net interest margin declining 54 bp and 55 bp, respectively. The yield earned on average interest-earning assets during 2025 was impacted by the effect of 3 rate cuts implemented by the Federal Reserve as the Bank continues to maintain the majority of its interest-earning assets in floating rate securities and cash.

Rate/Volume Analysis

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The following tables set forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Year Ended
	December 31, 2025 vs. 2024
	Increase (Decrease) Due to Change in
			Rate/
(dollars in thousands)	Volume	Rate	Volume	Total
Interest income
Interest-bearing deposits in other banks	$(294)	(891)	45	(1,140)
Federal funds sold	962	(102)	(136)	724
Taxable securities available for sale	5,056	(7)	(2,338)	2,711
Tax-exempt securities available for sale (1)	(10)	0	-	(10)
Loans receivable	761	12	40	814
Total interest income	6,475	(987)	(2,389)	3,099
Interest expense
Interest-bearing demand deposits	292	29	59	380
Savings deposits	317	(4)	(2)	311
Time deposits	162	0	2	164
Total interest expense	771	24	59	854
Net interest income, taxable equivalent	$5,704	(1,012)	(2,448)	2,246

As indicated in the table above, increases in the volume of interest-earning assets – driven by strong deposit growth – were solely responsible for the $2.2 million increase in net interest income during 2025, and were more than enough to offset the negative effect of changes due to rates.

Provision for Credit Losses

The provision for credit losses, which includes a provision for losses on unfunded commitments, is a charge to earnings to maintain the allowance for credit losses and reserve for unfunded commitments at levels consistent with management’s assessment of expected losses in the loan portfolio at the balance sheet date. We review the adequacy of the allowance for credit losses on a quarterly basis. Please see the discussion below under “Results of Operations – Allowance for Credit Losses” for a description of the factors we consider in determining the amount of the provision we expense each period to maintain this allowance.

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Following is an analysis of the provision for credit losses:

	Years Ended December 31,
	2025	2024
Provision for credit loss	$371	$18
Net charge-offs	187	-
Loan growth	13,917	594

Provision to net charge-offs	198.40%	NM
Provision less net charge-offs to loan growth	1.32%	3.03%

The provision for credit losses increased from less than $0.1 million for the year ended December 31, 2024 to $0.4 million for the year ended December 31, 2025 primarily as a result of the following factors:

●	A $0.2 million increase in net charge-offs on loans driven by an increase in overdraft losses; and

●	$14.0 million in loan growth during 2025 which required the establishment of an initial allowance for credit losses.

The Company continues to experience low levels of specific reserves and net charge-offs which has resulted in minimal provisions for credit losses during the last two years.  Given the Company’s limited loss history, we utilize peer data in our estimation of expected credit losses.

Noninterest Income

The following table summarizes the Company’s noninterest income for the years ended December 31, 2025 and 2024:

	Years Ended December 31,
(in thousands)	2025	2024	Change

Service charges and fees	$899	277	622
Gain on sale of loans	508	961	(453)
Gain on sale of investment securities	132	-	132
Interchange income	1,693	1,499	194
Other	65	36	29

Total noninterest income	$3,297	2,773	524

Noninterest income increased to $3.3 million for the year ended December 31, 2025 from $2.8 million in the same period of 2024, an increase of $0.5 million or 18.9%.  The following factors had an impact on noninterest income during these periods:

●	Service charges and fees increased $0.6 million, or 224.5%, due to increases in wire fees, monthly service charges and NSF fees as the Company’s deposit base expanded to in excess of 80,000 deposit accounts at December 31, 2025.

●	Gain on sale of loans declined $0.5 million, or 47.1%, due to the sale of the Company’s mortgage subsidiary in April, 2024. The Company internal home loan division sold approximately $24.2 million of loans during 2025 at an average gain of approximately 2%.

●	Gain on sale of investment securities increased $0.1 million, or 100%, as the Company sold certain securities at a gain during 2025 in order to supplement regulatory capital levels.

●	Interchange income increased $0.2 million, or 12.9%, due to expansion in the purchasing levels of the Company’s growing deposit base. Monthly card spend exceeded $16 million per month in December, 2025 compared to approximately $12 million in December, 2024. The Company earns approximately 95 bp for each dollar spent.

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Noninterest Expense

The following table summarizes the Company’s noninterest expense for the years ended December 31, 2025 and 2024:

	Years Ended December 31,
(in thousands)	2025	2024	Change

Salaries and employee benefits	$10,875	10,296	579
Stock compensation expense	1,099	687	412
Occupancy	208	224	(16)
Data processing & technology	6,457	5,648	809
Interchange	843	543	300
Insurance	389	273	116
Marketing and advertising	1,328	1,142	186
Consultants	490	1,090	(600)
Customer care	1,312	1,046	266
Professional	402	219	183
Bank director fees	308	242	66
Holding company director fees	488	515	(27)
Miscellaneous	1,637	1,136	501

Total noninterest expense	$25,836	23,061	2,775

Noninterest expense increased to $25.8 million for the year ended December 31, 2025 from $23.1 million in the same period of 2024, an increase of $2.8 million or 12.0%.  The following factors had an impact on noninterest expense during these periods:

●	Salaries and benefits increased $0.6 million, or 5.6%, as the average number of employees increased from 75 for full year 2024 to 85 for full year 2025 due to growth in the size of the Company.

●	Stock compensation expense increased $0.4 million, or 60.0%, due primarily to 472,167 of new warrants issued during 2025.

●	Data processing & technology increased $0.8 million, or 14.3%, due to scheduled increases in the Company’s contract with its core processing vendor. The Company also experienced a 27% increase in the number of its deposit accounts during 2025 to nearly 83,000 accounts at December 31, 2025.

●	Interchange expenses increased $0.3 million, or 55%, as the Company’s debit card volume increased approximately 33% during 2025 to over $16 million per month, with annual revenues approaching $1.7 million.

●	Consultants expense declined $0.6 million, or 55%, as the Company transitioned certain new customer onboarding functions to its customer care team.

●	Customer care expense increased $0.3 million, or 25.4%, due to a 27% increase in the number of deposit accounts during 2025, and the transition of certain customer onboarding functions to the customer care team.

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Income Taxes

Due to its operating losses, the Company does not have current tax expense and maintains a full valuation allowance against the value of its net deferred tax assets - including net operating losses. The Company must be able to demonstrate a sustained level of future taxable income, combined with tax planning strategies and reversal of existing taxable temporary differences, before reversal of the valuation allowance is appropriate. The Company will continue to report an effective tax rate of 0% until such time that the valuation allowance is reversed.

FINANCIAL CONDITION

Total assets increased $74.0 million, or 40.4%, from $183.4 million at December 31, 2024 to $257.4 million at December 31, 2025. The change was primarily from the following factors:

Cash and Cash Equivalents

Cash and cash equivalents decreased $102.2 million, or 58.5%, as the Company invested a portion of its excess cash in securities available for sale. The Company continues to be highly liquid with cash and investment securities available for sale comprising approximately 91% of total assets.

Investment Securities Available For Sale

The following table summarizes the composition of the investment portfolio as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

US Treasury notes	$4,198	$4,203	$198	$198
Agency mortgage-backed securities	99,656	99,425	-	-
Municipal	158	156	236	225
Agency note	2,000	2,003	-	-
Agency guaranteed student loan bonds	57,245	56,919	-	-

Total	$163,257	$162,706	$434	$423

During 2025, the Company utilized a significant portion of its excess cash and cash equivalents to purchase investment securities available for sale with approximately 100 bp of higher yield. At December 31, 2025, approximately 96% of the investment portfolio is floating rate, substantially reducing the possibility of unrealized losses, and nearly 100% of the portfolio is government guaranteed.

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The following table summarizes the maturity distribution and yield of the investment portfolio by investment type as of December 31, 2025. Expected maturities nay differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2025
	Less Than One Year		One to Five Years		Five to Ten Years		Over Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

US Treasury notes	4,001	4.25%	202	4.27%	-	-	-	-	4,203	4.26%
Agency mortgage-backed securities	-	-	-	-	-	-	99,425	4.91%	99,425	4.91%
Municipal	156	1.39%	-	-	-	-	-	-	156	1.39%
Agency note	-	-	2,003	4.70%	-	-	-	-	2,003	4.70%
Agency guaranteed student loan bonds	-	-	4,421	4.95%	-	-	52,498	5.11%	56,919	5.10%
Total	4,157	4.14%	6,626	4.85%	-	-	151,923	4.98%	162,706	4.95%

Due to the primarily floating rate nature of the Company’s investment portfolio, combined with the amortizing nature of the agency mortgage-backed securities and agency guaranteed student loan bonds, reference to maturity dates is not a meaningful benchmark for measuring interest rate risk. A better measure of interest rate risk for the Company’s investment portfolio would be effective duration, which was 0.09 yrs at December 31, 2025.

Loans Receivable

The following table summarizes the composition of the loan portfolio as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
	Loans	% of Gross Loans	Loans	% of Gross Loans

Residential real estate	$1,899	10.7%	$522	13.8%
Commercial real estate	10,268	58.0%	960	25.4%
Commercial and industrial	3,917	22.1%	1,724	45.5%
Consumer and other	1,618	9.1%	579	15.3%
Total loans	17,702	100.0%	3,785	100.0%
Less: Allowance for credit losses	(227)		(43)
Loans, net	$17,475		$3,742

The Company’s loan portfolio represented only 6.9% and 2.1% of total assets at December 31, 2025 and 2024, respectively, as the Company currently prefers the higher liquidity and lower credit risk profile of the investment portfolio as compared to loans receivable. Commercial real estate comprised the largest portion of the loan portfolio at December 31, 2025, but comprised less than 4% of total assets and approximately 100% of total regulatory capital as of the same date.

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The following table summarizes the contractual maturity distribution of the loan portfolio as of December 31, 2025, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

December 31, 2025
						Maturing Over One Year
	One Year or Less	One through Five Years	Five through Fifteen Years	Over Fifteen Years	Total	Fixed Rate	Floating Rate
Residential real estate	$406	$365	$-	$1,128	$1,899	$1,493	$-
Commercial real estate	133	1,646	8,027	462	10,268	9,993	142
Commercial and industrial	615	2,691	611	-	3,917	3,246	56
Consumer and other	54	673	891	-	1,618	1,564	-
Total loans and leases	$1,208	$5,375	$9,529	$1,590	$17,702	$16,296	$198

The Company’s loan portfolio has a weighted average maturity of approximately 10 years. However, substantially all of the loans require monthly principal and interest payments, resulting in a shorter weighted average life.

Allowance For Credit Losses

The following table summarizes the amount and allocation of our allowance for credit losses as of December 31, 2025 and 2024:

	Allowance Allocation To Loan Categories	Total Loans	Allowance Allocation As A % of Loans

December 31, 2025

Residential real estate	$11	$1,899	0.58%
Commercial real estate	96	10,268	0.93%
Commercial and industrial	109	3,917	2.78%
Consumer and other	11	1,618	0.68%

Total	$227	$17,702	1.28%

December 31, 2024

Residential real estate	$11	$522	2.11%
Commercial real estate	1	960	0.10%
Commercial and industrial	27	1,724	1.57%
Consumer and other	4	579	0.69%

Total	$43	$3,785	1.14%

The Company’s allowance for credit losses as a percentage of loans increased from 1.14% at December 31, 2024 to 1.28% at December 31, 2025 due primarily to a $30 specific reserve established for a $488 Commercial and industrial loan as of December 31, 2025. The Company believes this loan is appropriately reserved for after consideration of a 75% SBA guarantee.

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The following table summarizes net charge-offs as a percentage of average loans for the years ended December 31, 2025 and 2024:

	Net (Charge-offs) Recoveries	Average Loans	Ratio Of Net (Charge-offs) Recoveries to Average Loans

Year Ended December 31, 2025

Residential real estate	$-	$3,497	0.0%
Commercial real estate	-	4,665	0.0%
Commercial and industrial	(20)	3,184	-0.6%
Consumer and other	(167)	1,826	-9.1%
Total	$(187)	$13,172	-1.4%

Year Ended December 31, 2024

Residential real estate	$-	$848	0.0%
Commercial real estate	-	532	0.0%
Commercial and industrial	-	1,446	0.0%
Consumer and other	-	261	0.0%
Total	$-	$3,087	0.0%

Net charge-offs to average loans increased from 0.0% for the year ended December 31, 2024 to 1.4% for the year ended December 31, 2025. This increase was primarily the result of net charge-offs related to overdrawn deposit accounts included in Consumer and other loans due to a fraud event experienced during 2025.

Deposits

The following table summarizes the average balance and average rate of the deposit portfolio for the years ended December 31, 2025 and 2024:

	2025			2024
	Average	% of	Average	Average	% of	Average
	Balance	Total	Rate	Balance	Total	Rate
Noninterest-bearing demand	$75,522	36.2%	—	$49,890	38.8%	—
Interest-bearing demand	35,232	16.9%	1.48%	11,418	8.9%	1.23%
Savings	91,527	43.9%	1.24%	66,073	51.3%	1.24%
Time	6,134	2.9%	3.39%	1,357	1.1%	3.39%
Total average deposits	$208,415	100.0%	0.89%	$128,738	100.0%	0.78%

The average rate on the Company’s deposit portfolio increased from 0.78% for the year ended December 31, 2024 to 0.89% for the year ended December 31, 2025 due primarily to a slight decrease in non-interest-bearing demand deposits from 38.8% of deposits to 36.2% of deposits over the same period. This decrease was offset by increases in interest-bearing demand and time deposits as a percentage of total deposits.

The Company has not materially changed the rates it pays for deposit funds over the last two years, despite 3 rate cuts in 2024 and 3 further rate cuts in 2025. While the Company’s depositors are not as rate sensitive as those of the broader banking industry, the Company has tried to support its customer base by maintaining deposit rates at early 2024 levels.

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The following table details the maturity distribution of our time deposits greater than $250,000 as of December 31, 2025:

December 31,
2025
Three months or less	$-
Three to six months	767
Six to twelve months	783
More than twelve months	-
Total	$1,550

The Company’s deposit portfolio is comprised primarily of retail and small business customers with balances under $1 million. At December 31, 2025, the Company only had 7 deposit relationships with combined balances in excess of $1 million, representing only 8.5% of deposits. Uninsured deposits at December 31, 2025 were approximately $30.6 million, or 12.4% of deposits.

Liquidity

Liquidity is our ability to fund operations, to meet depositor withdrawals, to provide for customers’ credit needs, and to meet maturing obligations and existing commitments. Our liquidity principally depends on our cash flows from operating activities, investment in and maturity of assets, and changes in balances of deposits. We seek to ensure our funding needs are met by maintaining a level of liquidity through asset and liability management. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows and loan repayments are far less predictable and are not subject to the same degree of control.

The following table details our liquidity profile as of December 31, 2025 and 2024:

	December 31,
	2025	2024

Cash and cash equivalents	$72,399	174,605
Investment securities available for sale	162,706	423

Total liquidity	$235,105	$175,028

Total assets	$257,421	$183,401

Liquidity ratio	91.3%	95.4%

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Our ability to maintain and expand our deposit base serves as our primary source of liquidity, with the liquidation of investment securities serving as a secondary source of liquidity. In addition, we will receive cash from the maturity and monthly paydown of loans and investment securities. The Company’s investment portfolio is intentionally comprised of predominantly floating rate securities so that they can quickly be converted to cash with minimal risk of unrealized losses. We do not currently have access to borrowed funds facilities, so we maintain a higher level of liquidity to compensate for the risk of unforeseen liquidity needs.

We believe that our existing stable base of core deposits will enable us to successfully meet our short and long-term liquidity needs. However, as liquidity needs arise, we have the ability to sell a portion of our investment securities portfolio should we be required to meet those needs.

Capital Resources

On May 1, 2024, the Bank agreed to a Consent Order from the FDIC and the Oklahoma State Banking Department (“State”), addressing, among other items, Board oversight, monitoring policies, internal control testing, management, operations, and increased capital for the Bank. See footnote 17 to the Company’s audited consolidated financial statements for more details of the Consent Order.

On September 11, 2025, the FDIC notified the Bank that its Tier 1 capital level fell within the “Undercapitalized” capital category. As a result, the Bank is subject to mandatory requirements of Section 38 of the Federal Deposit Insurance Act. See footnote 17 to the Company’s audited consolidated financial statements for more details of this notification.

The following table summarizes the Company’s stockholders’ equity as of December 31, 2025 and 2024:

	December 31,
	2025	2024

Total stockholders’ equity	$9,774	10,266
Total assets	257,421	183,401
Total shares outstanding (000’s)	43,943	41,686

Tangible common equity to assets	3.8%	5.6%

Book value per share	$0.22	$0.25

Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders’ equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for credit losses, subject to certain limitations. We are also required to maintain capital at a minimum level based on Tier 1 capital to total average assets, which is known as the Tier 1 leverage ratio.

Regulatory capital rules, which we refer to as Basel III, impose minimum capital requirements for bank holding companies and banks. The Basel III rules apply to all national and state banks and savings associations regardless of size and bank holding companies and savings and loan holding companies other than “small bank holding companies,” generally holding companies with consolidated assets of less than $3 billion. In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a “capital conservation buffer” on top of minimum risk-based capital requirements. This buffer must consist solely of common equity Tier 1, but the buffer applies to all three measurements (common equity Tier 1, Tier 1 capital and total capital). The capital conservation buffer consists of an additional amount of CET1 equal to 2.5% of risk-weighted assets.

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The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements as of December 31, 2025 and 2024:

	Actual		Required for Capital Adequacy Purposes		Minimum Requirements To Be Well Capitalized Under Prompt Corrective Action Regulations
(000’s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2025:

Total Capital to risk weighted assets	$10,245	18.80%	$4,360	8.00%	$5,450	10.00%
Tier 1 (Core) Capital to risk weighted assets	$10,015	18.37%	$3,270	6.00%	$4,360	8.00%
Common Tier 1 (CET1)	$10,015	18.37%	$2,453	4.50%	$3,543	6.50%
Tier 1 (Core) Capital to average assets	$10,015	4.17%	$9,616	4.00%	$12,020	5.00%

December 31, 2024:

Total Capital to risk weighted assets	$10,035	61.29%	$1,310	8.00%	$1,637	10.00%
Tier 1 (Core) Capital to risk weighted assets	$9,992	61.03%	$982	6.00%	$1,310	8.00%
Common Tier 1 (CET1)	$9,992	61.03%	$737	4.50%	$1,064	6.50%
Tier 1 (Core) Capital to average assets	$9,992	5.80%	$6,890	4.00%	$8,613	5.00%

Effect of Inflation and Changing Prices

The effect of relative purchasing power over time due to inflation has not been taken into account in our consolidated financial statements. Rather, our financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

Unlike most industrial companies, our assets and liabilities are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. We seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

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Off-Balance Sheet Risk

The following table summarizes the Company’s commitments to extend credit as of December 31, 2025 and 2024:

	December 31,
	2025	2024

Home equity unused lines of credit	$568	$-
Construction loan commitments	5	-
Commercial lines of credit	100	-

Total	$673	$-

Commitments to extend credit are agreements to lend to a client as long as the client has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Based on historical experience, we anticipate that a significant portion of these lines of credit will not be funded. We evaluate each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. The type of collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Market Risk and Interest Rate Sensitivity

Market risk is the risk of loss from adverse changes in market prices and rates, which principally arises from interest rate risk inherent in our lending, investing and deposit gathering activities. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not generally arise in the normal course of our business.

We actively monitor and manage our interest rate risk exposure to seek to control the mix and maturities of our assets and liabilities utilizing a process we call asset/liability management. The essential purposes of asset/liability management are to seek to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize potentially adverse impacts on earnings from changes in market interest rates.

Our asset/liability management committee (“ALCO”) monitors and considers methods of managing exposure to interest rate risk by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, adjusting the interest rate during the life of an asset or liability, or by the use of derivatives such as interest rate swaps and other hedging instruments. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. Our full board currently serves as our ALCO committee, and asset liability management matters are discussed not less than quarterly.

The following table summarizes the forecasted impact on net interest income using a base case scenario given upward and downward movements in interest rates of 100, 200, and 300 basis points based on forecasted assumptions of prepayment speeds, nominal interest rates and loan and deposit repricing rates. Estimates are based on current economic conditions, historical interest rate cycles and other factors deemed to be relevant. However, underlying assumptions may be impacted in future periods which were not known to management at the time of the issuance of the consolidated financial statements. Therefore, management’s assumptions may or may not prove valid. No assurance can be given that changing economic conditions and other relevant factors impacting our net interest income will not cause actual occurrences to differ from underlying assumptions. In addition, this analysis does not consider any strategic changes to our balance sheet which management may consider as a result of changes in market conditions.

Change In Net Interest Income From Base
Up 300 basis points	24.4%
Up 200 basis points	16.7%
Up 100 basis points	9.9%
Base	0.0%
Down 100 basis points	-20.6%
Down 200 basis points	-40.7%
Down 300 basis points	-62.4%

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Contractual Obligations

All time deposits have an original maturity of one year or less.

The Company has the following operating leases for office space, neither of which has an obligation past December 31, 2026 (amounts in table not in thousands):

Description	Address	Expiration	Monthly Lease	Related Party	Future Lease Commitments

Office Building	Roswell, GA	Apr 30, 2026	$2	N	$10

Office Building	Oklahoma City, OK	Dec 31, 2026	$2	Y	24

			$4		$34

The Company has entered into several agreements for various data processing functions with varying payment requirements and expiration dates. The 2 most significant of these contracts require combined annual commitments of approximately $6.0 million and expire in 2030.

Accounting, Reporting, and Regulatory Matters

See Note 1 – “Nature of Operations and Significant Accounting Policies” in the notes to our consolidated financial statements for a discussion on the effects of recently issued accounting pronouncements.

Going Concern

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

The Company has experienced losses since inception in 2022 as it invests in the technology and personnel required to support a digital-first bank with a nationally recognized brand and a strategy to serve customers in every state. The Company incurred net losses of $14.8 million and $14.5 million and had negative cash flows from operations for the years ended December 31, 2025 and 2024, respectively, and has an accumulated deficit of $47.2 million as of December 31, 2025. The Company’s current level of capital is not expected to support the operating losses and to meet minimum regulatory capital requirements over the next 12 months.

On January 13, 2026, the Company entered into a Business Combination Agreement (BCA) with Digital Asset Acquisition Corp. (DAAQ). The BCA provided for a closing aggregate cash amount, as defined, equal to or greater than $50 million.

On August 13, 2026, the Company and DAAQ entered into a Mutual Termination and Release Agreement (the “Termination Agreement”), pursuant to which the parties mutually agreed to terminate the BCA, dated as of January 13, 2026, as amended, and abandon the transactions contemplated by the BCA (the “Transactions”) as of August 13, 2026 (the “Effective Date”)

Following the termination, management adopted a capitalization plan in August 2026 under which the Bank is seeking additional capital in order to comply with the 2024 Consent Order discussed in Note 17. Potential sources include a raise from existing shareholders, a private or institutional equity investment, or a merger or sale transaction. None of these potential sources is subject to a binding commitment, and completion of any of them is dependent on the actions of others, general market conditions and, in certain structures, regulatory approval. There can be no assurance that the Company will be able to obtain the capital when needed, if at all. Management's plans do not alleviate the substantial doubt.

The consolidated financial statements do not include any adjustment to the carrying amounts and classification of assets, liabilities and reported expenses that may be necessary if the Company was unable to continue as a going concern.

See Note 22 to the consolidated financial statementss – Subsequent Events for further discussion.

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Item 3. Directors and Officers

Executive Officers and Board of Directors of Old Glory Holding Company

Name	Position(s)	Age	Since	Term
Dr. Ben Carson	Director	74	3/31/2022	Elected Annually
Tony Dieste	Director	59	3/31/2022	Elected Annually
Larry Elder	Director	73	3/31/2022	Elected Annually
Eric Ohlhausen	Secretary	59	11/9/2021	No Stated Term
Mike Ring	Director, President & CEO	60	11/9/2021	Elected Annually
Dan Schneider	Director	59	3/31/2022	Elected Annually
David Bright	Chief Financial Officer	56	8/18/2025	None

●	The aggregate annual Board Fees for all of the Company’s Directors was $488,000 for the year ended December 31, 2025.
●	There are no family relationships.
●	There are no legal proceedings against any of these Directors.

Dr. Ben Carson. Secretary Carson is an American retired neurosurgeon and politician who served as the 17th United States Secretary of Housing and Urban Development (HUD) from 2017 to 2021 and is a member of the Board of Directors of Old Glory Holding Company since May of 2022. As Secretary of HUD, Secretary Carson was responsible for an organization comprising of approximately 9,600 employees and an annual budget of approximately $44 billion to provide affordable housing. Secretary Carson was a candidate for President of the United States in the 2016 Republican primaries. He is considered a pioneer in the field of neurosurgery. Secretary Carson has written seven best-selling books. In 2021, Secretary Carson launched The American Cornerstone Institute, a tax-exempt entity that champions conservative solutions to the problems facing our nation. Sectary Carson serves as the Executive Director of this institute and its fundamental “cornerstones” are Faith, Liberty, Community, and Life.

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Larry Elder. Mr. Elder is a member of the Board of Directors of Old Glory Holding Company since May of 2022, an American talk radio and television host, author, film producer, and former candidate for Governor of California and President of the United States. An attorney who hosts The Larry Elder Show, Mr. Elder’s calling card is “we have a country to save,” and that means returning to the bedrock Constitutional principles of limited government and maximum personal responsibility. Mr. Elder has a daily radio show syndicated nationally and a weekly podcast. Mr. Elder is a best-selling author of five books, including “As Goes California: My Mission to Rescue the Golden State and Save the Nation,” and “A Lot Like Me: A Father and Son’s Journey to Reconciliation.” He won a Los Angeles Emmy for “Best News Special” in 1999 and in 2015 was awarded a star on the Hollywood Walk of Fame.

Eric Ohlhausen is Chief Strategy Officer of Old Glory Bank and President of Old Glory Pay since November of 2022 and Secretary of Old Glory Holding Company since 2021. Eric began his career in the banking industry as a commercial lender for NationsBank, prior to its acquisition of Bank of America. From 2019 until co-founding Old Glory Bank, Eric provided consulting and investment advice to financial technology companies through his consulting firm, Elkmont Group, LLC. He also served as SVP Strategic Alliances at Greenlight Financial (from 2018 to 2019) and CFO of Brightwell Payments, which he also co-founded (from 2009 to 2017). Earlier, Eric led M&A for publicly traded Caredata.com (licensor of data sets to healthcare payers and providers) and served as a partner of boutique investment bank Epic Capital Partners. Eric earned a B.A. in economics from the University of Virginia and an MBA from the England’s Manchester Business School, which included studying on exchange at the International University of Japan.

Mike Ring. Mr. Ring is the President and CEO of Old Glory Bank since November of 2022 and a member of the Board of Directors of Old Glory Holding Company since November of 2021. Mr. Ring is a corporate and securities lawyer (JD and LLM in Tax), and prior to forming his own law firm, was a partner in the Corporate and Securities Group of the international law firm, Greenberg Traurig, LLP. Mr. Ring has more than 25 years working directly with small-and mid-cap companies. Mr. Ring is also a founder of Haymon Sports, a sports management firm of professional boxers and owner of the Premier Boxing Champions series (PBC), the world’s largest and most successful boxing company, spanning multiple continents and networks. Mr. Ring provided services as COO to Haymon Sports from 2014 to 2022. Mr. Ring was also one of the founders and Board Members of Katz Broadcasting, the creator of four over-the-air networks.

Dan Schneider. Mr. Schneider is a member of the Board of Directors of Old Glory Holding Company since May of 2022 and has served as the Vice President of Media Research Center and Free Speech America since Sept of 2022. From 2014 to Sept 2022, he was the Executive Director of The American Conservative Union (ACU), where he was instrumental in helping ACU re-imagine its flagship event, The Conservative Political Action Conference, known as CPAC. Mr. Schneider started his career in Washington as chief of staff to Congressman Jim Ryun of Kansas. He went on to serve in the George W. Bush Administration, first as the White House Liaison to Labor Secretary Elaine L. Chao, then as an aid to the President, and finally as an acting assistant secretary at the Department of Health and Human Services. Before joining ACU, Mr. Schneider held a unique position in the U.S. Senate; over five years, he personally selected 300 participants to serve on various bipartisan boards and commissions in the executive branch during the Obama Administration.

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Board of Directors of Old Glory Bank

Name	Position(s)	Age	Director Since	Term
Bennett Brown	Director, Chief Credit Officer	79	11/30/2022	Elected Annually
Clay Christensen	Director	66	11/30/2022	3 years ending 11/31/25
Governor Mary Fallin Christensen*	Director	71	11/30/2022	3 years ending 11/31/25
Joseph Meade	Director	64	9/5/2024	Elected Annually
Mike Ring	Director, President & CEO	60	11/30/2022	Elected Annually
Sean Spicer	Director	54	9/5/2024	Elected Annually

●	The aggregate annual Board Fees for all of the Bank’s Directors was $308,000 for the year ended December 31, 2025.
●	Governor Fallin is married to Mr. Christensen’s brother, and there are no other family relationships.
●	There are no legal proceedings against any of these Directors.

Bennett Brown. Mr. Brown is the Chief Credit Officer of Old Glory Bank and a member of the Board of Directors of Old Glory Bank since November of 2022. Mr. Brown has more than 50 years in banking, including 7 years as a Bank Examiner at the OCC. Mr. Brown has been a Market President for various big banks and has been President and CEO of 3 community banks, plus started 2 de novo banks, National Bank of Jacksonville in 1987 and American Enterprise Bank of Florida in 2004 where he stayed until 2021. Brown served in the US Army and was stationed at Fort Sill, Oklahoma, in the 1970s.

Clay Christensen. Mr. Christensen is a member of the Board of Directors of Old Glory Bank since November of 2022, and is the former CEO and Chairman of the Board of First State Bank (the predecessor of Old Glory Bank). Mr. Christensen has also been affiliated and involved with First State Bank since 1992 as either an attorney, officer, director or owner. A life-long Oklahoma resident, Mr. Christensen graduated from Oklahoma State and obtained his law degree from the University of Oklahoma. Mr. Christensen is the founder, and current Managing Director, of Christensen Law Group, PLLC, a full-service law firm in Oklahoma City, with an emphasis on Banking Law and Employment. For numerous years, he was the President and an officer of the Oklahoma Venture Forum, as well as President and an officer for the Deer Creek-Edmond School Foundation. He is recognized frequently in Super Lawyers, Best Lawyers, America’s Most Honored Lawyers, and received a Preeminent ranking by Martindale-Hubbell.

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Governor Mary Fallin Christensen. Governor Fallin is a member of the Board of Directors of Old Glory Bank since November of 2022 and served as the 27th governor of Oklahoma from 2011 to 2019. She is the first and only woman to be elected Governor of Oklahoma. Governor Fallin also served two terms in the US House of Representatives (5th Congressional District), and she was the first Oklahoma congresswoman since Alice Mary Robertson in 1920. Governor Fallin served on the Committees for Small Business, Armed Services, Natural Resources, and Transportation & Infrastructure. Governor Fallin was also elected to serve as the 14th Lieutenant Governor of Oklahoma and served for three terms. Governor Fallin served as chair of the National Lieutenant Governor’s Association and was the National Chair of the Governor’s Association during her first term in office. In addition, Governor Fallin was the chair of the Republican Lieutenant Governor’s Association.

Joseph Meade. Mr. Meade is a member of the Board of Directors of Old Glory Bank since September 2024. Mr. Meade worked with the FDIC for 40 years until retiring as the Assistant Regional Director with oversight of examinations and bank applications in Oklahoma, Texas, and Arkansas in July 2024. Mr. Meade also served as Acting Deputy Regional Director in both the Dallas and San Francisco Regional Offices and served as a Section Chief in the Washington Office with oversight of enforcement actions and Large Banks. He also spent over 20 years as an instructor for the FDIC in the Washington headquarters. Recently, Mr. Meade joined Chain Bridge Partners, LLP as a Director. Mr. Meade has served as an advisor for the Southwest Graduate School of Bank at Southern Methodist University. He is a graduate of Fort Hays State University, Hays, Kansas and he Graduate School of Banking at the University of Wisconsin, Madison, Wisconsin.

Mike Ring. Mr. Ring is the President and CEO of Old Glory Bank and a member of the Board of Directors of Old Glory Bank since November of 2022. Mr. Ring is a corporate and securities lawyer (JD and LLM in Tax), and prior to forming his own law firm, was a partner in the Corporate and Securities Group of the international law firm, Greenberg Traurig, LLP. Mr. Ring has more than 25 years working directly with small-and mid-cap companies. Mr. Ring is also a founder of Haymon Sports, a sports management firm of professional boxers and owner of the Premier Boxing Champions series (PBC), the world’s largest and most successful boxing company. Mr. Ring provided services as COO to Haymon Sports from 2014 to 2022. Mr. Ring was also one of the founders and Board Members of Katz Broadcasting, the creator of four over-the-air networks.

Sean Spicer. Mr. Spicer is a member of the Board of Directors of Old Glory Bank since April 21, 2025. Sean Spicer served as the 30th White House Press Secretary and the White House Communications Director under President Trump’s first term. Previously, he was the Communications Director of the Republican National Committee from 2011 to 2017 and its Chief Strategist from 2015 to 2017. Mr. Spicer has been a member of the United States Navy Reserve since 1999 and currently holds the rank of Commander. He is a graduate of Connecticut College and earned a master’s degree from the Naval War College in Newport, Rhode Island.

Executive Officers and Significant Employees of Old Glory Bank

Mike Boylson is Chief Marketing Officer of Old Glory Bank since November of 2022 and before the Bank’s acquisition, of Old Glory Holding Company since 2021. Mike previously served as CMO of JCPenney where he retired in 2011 after 33 years with the company, including more than ten years in marketing and communications. For eight years while he was CMO, JCPenney had its strongest growth period in history. Mike managed the strategic branding for JCPenney’s top-eight private brands, plus oversaw all customer service call centers, and managed an active customer relationship list of over 44 million. In 2006, JCPenney won the NRF Worldwide Brand Launch of the Year, for “Everyday Matters,” of which Mike managed the creation and execution. He was named to Brandweek’s Power Players eight years in a row and was inducted into the Retail Advertising Hall of Fame in 2006. From 2011 through 2022, Mike co-founded, built, and operated a successful D-Bat franchise in the Dallas area,

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Bennett Brown. Mr. Brown is the Chief Credit Officer of Old Glory Bank since November of 2022, and before the Bank’s acquisition, of Old Glory Holding Company since 2021. Mr. Brown has more than 50 years in banking, including 7 years as a Bank Examiner at the OCC. Mr. Brown has been a Market President for various big banks and has been President and CEO of 3 community banks, plus started 2 de novo banks, National Bank of Jacksonville in 1987 and American Enterprise Bank of Florida in 2004 where he stayed until 2021. Brown served in the US Army and was stationed at Fort Sill, Oklahoma, in the 1970s.

David Bright –Chief Financial Officer. Mr. Bright has more than 33 years of experience in bank finance, including as the former CFO of two Nasdaq / OTC traded bank organizations and as a banking partner of one of the Big Four Accounting Firms, KPMG. Mr. Bright served as Chief Financial Officer, Chief Administrative Officer & Treasurer of Mountain Commerce Bancorp from 2020 until joining Old Glory Bank in 2025. Mr. Bright has significant experience in finance, capital markets, SEC reporting and investing and has a current PA CPA license. Mr. Bright has a BS in Accounting from Bob Jones University (1992) Magna Cum Laude, and a MA in Theology, Calvary Baptist Theological Seminary (2008), Magna Cum Laude.

John Kingma is Chief Technology Officer and Chief Product Officer of Old Glory Bank since January of 2023. John leads product and implementation of Business Banking and has more than seventeen years’ experience in business banking, most recently serving as the VP of Operations and Information Technology Officer for First Community Bank of Michigan, a ten-branch bank that John helped grow from $150 million to over $500 million during his tenure. John has more than fifteen years direct experience in the same technology platform as Old Glory Bank and was responsible for more than $1b in transactions annually.

K. Brent Ballard - Compliance Officer. Mr. Ballard joined Old Glory Bank in January of 2026. He is a compliance and risk management professional with over 15 years of experience supporting the stability and regulatory adherence of major financial institutions. His career began in 2011 at KPMG LLP, where he provided consulting services to some of the nation’s largest banks, focusing on compliance, risk assessment, and regulatory requirements. In January of 2021, Mr. Ballard joined the Federal Reserve Bank of Richmond as a key member of a dedicated supervisory team overseeing a top-10 financial institution. In this role, he delivered supervisory oversight and ongoing monitoring across multiple risk domains, including enterprise risk, operational risk, compliance risk, strategic risk, and reputational risk. He also served as the Richmond Fed’s representative for Category III banks in cross-portfolio risk and compliance discussion groups, contributing to system-wide supervisory coordination. Mr. Ballard holds a Bachelor of Science in Accounting from the University of Richmond.

Harvey Castoreno – BSA and Compliance Officer. Mr. Castoreno joined Old Glory Bank in December of 2025. He has spent nearly fifteen years in banking, serving in various roles, including BSA Officer, AML Manager, and Due Diligence Analyst throughout that period. He also has experience with Branch Administration, Deposit Operations, Loan Processing, and Commercial Banking. From 2013 until 2022, Mr. Castoreno served as BSA/AML Manager for First Financial Bankshares, and he performed enhanced due diligence for Silvergate Bank from 2022 until 2023. From 2023 until 2024, Mr. Castoreno served as BSA/AML Team Lead for Cross River Bank. From late 2024 until his departure to Old Glory Bank, Mr. Castoreno served as AML Investigator for Guidehouse, a professional services firm.

Eric Ohlhausen is Chief Strategy Officer of Old Glory Bank and President of Old Glory Pay since November of 2022 and Secretary of Old Glory Holding Company since 2021. Eric began his career in the banking industry as a commercial lender for NationsBank, prior to its acquisition of Bank of America. From 2019 until co-founding Old Glory Bank, Eric provided consulting and investment advice to financial technology companies through his consulting firm, Elkmont Group, LLC. He also served as SVP Strategic Alliances at Greenlight Financial (from 2018 to 2019) and CFO of Brightwell Payments, which he also co-founded (from 2009 to 2017). Earlier, Eric led M&A for publicly traded Caredata.com (licensor of data sets to healthcare payers and providers) and served as a partner of boutique investment bank Epic Capital Partners. Eric earned a B.A. in economics from the University of Virginia and an MBA from the England’s Manchester Business School, which included studying on exchange at the International University of Japan.

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Tom Potratz is Chief Operating Officer of Old Glory Bank since November of 2022. Tom has more than thirty years’ experience across banking and banking technology and has deep experience in technical integrations and vendor management. Previously, Tom served as Senior Vice President and COO of a large division of U.S. Bank from 2015-2021, where he successfully led a team of more than 200 people, being responsible for Vendor Management, Issuing Bank Partner Management, Reg E, Fraud, BSA/AML, Settlement, Customer Support, IVR and Call Centers. Previously, Tom served as a Senior Vice President at Associated Bank in charge of Banking Technology for Retail and Commercial Banking. From 2021 to when joining Old Glory Bank, Tom provided consulting services to various FIs on behalf of Payment Solutions, LLC.

Anne Marie Ring is Chief Legal Officer and EVP Customer Service of Old Glory Bank since November of 2022, and before the Bank’s acquisition, of Old Glory Holding Company since 2021. Anne Marie’s twenty-year legal career began in the international law firm Greenberg Traurig, LLP, where she worked in Corporate and Intellectual Property law. She then worked as in-house counsel at RaceTrac Petroleum, responsible for contracts and operational matters. Anne Marie is co-founder and partner at The Ring Firm, PC, where she has practiced in the areas of Corporate, Human Resources, and Intellectual Property law from 2010 to co-founding Old Glory Bank. In addition, Anne Marie has spent more than twenty years serving her community as a leader on boards of various community groups and non-profit organizations.*

Mike Ring is the President and CEO of Old Glory Bank since November of 2022, and before the Bank’s acquisition, of Old Glory Holding Company since 2021. Mr. Ring is a corporate and securities lawyer (JD and LLM in Tax), and prior to forming his own law firm, was a partner in the Corporate and Securities Group of the international law firm, Greenberg Traurig, LLP. Mr. Ring has more than 25 years working directly with small-and mid-cap companies. Mr. Ring is also a founder and Chief Operating Officer of Haymon Sports, a sports management firm of professional boxers and owner of the Premier Boxing Champions series (PBC), the world’s largest and most successful boxing company. Mr. Ring was also one of the founders and Board Members of Katz Broadcasting, the creator of four over-the-air networks.*

*Anne Marie Ring and Mike Ring have been married for more than 20 years.

Bill Shine is Executive Chairman of Old Glory Bank since November of 2022, and before the Bank’s acquisition, of Old Glory Holding Company since 2021. Bill spent more than twenty years at The Fox News Channel, culminating in his position as Co-President of Fox News Channel and President of the Fox Business Network until 2018. After FNC & FBN, Bill went to The White House to serve as Deputy Chief of Staff for Communications in 2018 and 2019.

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Jennifer Smith is Senior Vice President, Customer Experience & Product at Old Glory Bank since November of 2022, and before the Bank’s acquisition, of Old Glory Holding Company since 2021. Jennifer has fifteen years of experience designing and delivering training programs, directing external communication, and managing a team of consultants from 1990 to 2006. Jennifer was Training & Quality Assurance Director for a national customer service center and later led a team of Client Service professionals, until she got promoted to Mom and served until joining Old Glory Bank. Jennifer leads Old Glory Bank’s training and development program. She is the direct point-of-contact with our call center and serves the critical role of liaison between customer experience and product.

Michael Staw is Chief Innovation Officer of Old Glory Bank since November of 2022, and before the Bank’s acquisition, of Old Glory Holding Company since 2021. In 1998, Michael started and ran RealTime Gaming, a pioneer in online software, and had more than fifty licensees and hundreds of thousands of simultaneous users. In 2002, Michael created a closed-loop wallet for online payment processing and was an early leader in payment processing, data analytics, security, and consumer privacy. Michael also founded BidCactus, which was one of the first, and then the largest, of the penny auction sites. In 2017, he created ScaledFURY, a software development, data security, and consulting company that has done projects for state lotteries, health care companies, and medical device manufacturers and has performed security audits for Fortune 500 companies where he worked until joining Old Glory Bank. He is a graduate of Princeton University and is the author of three technology patents.

Thomas Woodmaska is Senior Vice President Business Lending of Old Glory Bank since August of 2023. Tom has over 30 years of lending, credit, origination, risk, compliance and oversight experience. Previously, Tom worked at a large financial institution where he co-managed a $32 billion investment portfolio. From 2010 until joining Old Glory Bank, Tom provided financial consulting services to various government agencies, including the FDIC, the SBA, the USDA and several of the top firms in the banking industry. In addition to successfully building loan portfolios in various asset-classes, Tom has extensive experience in ensuring bank compliance under the Bank Secrecy Act (BSA), Anti-Money Laundering (AML) rules, the Department of the Treasury’s Office of Foreign Assets Control (OFAC) and the Patriot Act (Title III).

Bridget Woytowicz is Vice President, Bank Applications of Old Glory Bank since December of 2022. Bridget has more than ten years in online banking operations, including deposit operations, debit cards, wires, and ACH transactions. Bridget has extensive experience in devising and implementing online banking policies, procedures, and practices to comply with regulatory requirements. From 2021 until joining Old Glory Bank, she worked as AVP Operations/Treasury Management for State Bank of Texas and was the Transit Control Coordinator at Bank of Texas in 2020 to 2021 and the VP Business Applications for Kearny Bank from 2018 to 2020.

Executive Compensation of Three Highest Payees

Name	Principal Position	Annual Cash Compensation*	Annual Bonus*	Other* Compensation	Total Annual Compensation
Michael P. Ring	President & CEO	$250,000	$0	$0	$250,000
Eric Ohlhausen	Chief Strategy Officer & President of Old Glory Pay	$250,000	$0	$0	$250,000
David Bright**	Chief Financial Officer	$92,466	$0	$0	$92,466

*For both 2024 and 2025

** Mr. Bright was hired as Chief Financial Officer of Old Glory Bank on August 18, 2025 at an annual salary of $250,000.

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Employment Agreements

No employees/officers of Old Glory Bank or Old Glory Holding Company have an employment agreement or post-employment severance obligation.

Deferred Compensation

No employees/officers of Old Glory Bank have any deferred compensation.

Item 4. Security Ownership of Management and Certain Securityholders

Security Ownership of Management and Certain Securityholders

As of March 31, 2026

Title of Class	Name and address* of beneficial owner (as a group and for directors/officers who beneficially own more than 10% of any class of the issuer’s voting securities)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Class A	All executive officers and directors as a group	1,946,667	-	8.98%
Class B	All executive officers and directors as a group	12,065,400	333,455	51.52%
Class B	Michael P. Ring	3,267,417	2,143	13.95%
Class B	Eric W. Ohlhausen	3,043,417	21,429	13.00%
Class B	William Shine	2,871,416	16,666	12.26%

*For all individuals referenced above, unless otherwise noted, the following address applies: 3401 NW 63rd Street, Suite 600, Oklahoma City, OK 73116

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Item 5. Interest of Management and Others in Certain Transactions

Neither the Company nor Old Glory Bank has any transaction (or proposed transaction) with any executive officer, Director, or any holder of our stock (or their family members), other than (i) a lease of 4 offices from Christensen Law Group, P.L.LC., which is the law firm for which Mr. Clay Christensen (a Director and stockholder) owns and manages, for a monthly lease amount of $2,000, and (ii) the April 2024 sale of AMB by Old Glory Bank to a company controlled by the family of a Board member of Old Glory Bank as described below.

The bank that we purchased, First State Bank, had a wholly owned mortgage division known as American Mortgage Bank, LLC, an Oklahoma limited liability company (“AMB”). First State Bank was an FHA approved lender, as a Small Supervised Mortgagee, and AMB operated through First State Bank’s FHA license. AMB originated and underwrote home loans and refinancings and has been operating since 2013. All of AMB’s mortgages were sold to the secondary market. AMB did not generate positive earnings in 2022 or 2023, and in April 2024, Old Glory Bank consummated a sale of AMB to Bluechip Bancshares, LLC (“Bluechip”), a company controlled by the family of a Board member of Old Glory Bank. Bluechip was formerly the 100% owner of First State Bank and was the selling party of the bank to Old Glory Holding Company in the purchase transaction that consummated November 30, 2022.

The sale of AMB was based on an option granted to Bluechip to buy AMB within two years of the November 2022 sale date, contained in the original Stock Purchase Agreement. Terms of the sale included a purchase price approximating the book value of AMB, plus the required exercise of 356,000 of Class B common warrants that had been granted to Bluechip as part of the original 2022 transaction. The gain or loss recognized upon finalization was not material.

Item 6. Other Information

Changes in Registrant’s Certifying Accountant.

On December 1, 2025, the Audit Committee of the Board of Directors of Old Glory Holding Company approved the dismissal of Eide Bailly LLP (“Eide Bailly”) as the Company’s independent registered public accounting firm and approved the engagement of Crowe LLP (“Crowe”) as the Company’s independent registered public accounting firm for the fiscal years ending December 31, 2025 and December 31, 2024.

The reports of Eide Bailly on the Company’s financial statements for the fiscal year ended December 31, 2024 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Eide Bailly LLP’s report on the Company’s financial statements for the fiscal year ended December 31, 2024 included an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal year ended December 31, 2024 and through December 1, 2025, there were no disagreements with Eide Bailly on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Eide Bailly’s satisfaction, would have caused Eide Bailly to make reference thereto in its reports on the financial statements. During the fiscal year ended December 31, 2024 and through December 1, 2025, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K, other than the going concern explanatory paragraph discussed above.

The Company provided Eide Bailly with a copy of the foregoing disclosures and requested that Eide Bailly furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such statements. The Company has filed Eide Bailly’s letter as Exhibit 16.1 to this filing, or by amendment hereto, as required.

During the fiscal year ended December 31, 2024 and through December 1, 2025, neither the Company nor anyone acting on its behalf consulted with Crowe regarding (i) the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered on the Company’s financial statements, nor was any written report or oral advice provided that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of a disagreement or reportable event as described in Item 304(a)(1)(iv) and (v) of Regulation S-K.

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Item 7. Financial Statements

Old Glory Holding Company and Subsidiaries

Consolidated Financial Statements

December 31, 2025 and 2024

F-1

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

F-2

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Old Glory Holding Company and Subsidiaries

Elmore City, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Old Glory Holding Company and Subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of loss, comprehensive loss, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred net losses of $14.8 million and $14.5 million and had negative cash flows from operations for the years ended December 31, 2025 and 2024, respectively, and has an accumulated deficit of $47.2 million as of December 31, 2025. The Company’s current level of capital is not expected to support the operating losses and to meet minimum regulatory capital requirements over the next 12 months, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe LLP

We have served as the Company’s auditor since 2024.

Dallas, Texas

February 27, 2026, except for Notes 2 and 22, as to which the date is September 9, 2026

F-3

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31,	2025	2024
(dollars in thousands, except share data)

Assets

Cash and due from banks	$5,875	$23,602
Federal funds sold	18,065	40,564
Excess balance account at the Federal Reserve	23,183	109,894
Interest bearing deposits with other banks	25,276	545
TOTAL CASH AND CASH EQUIVALENTS	72,399	174,605

Investment securities available for sale (amortized cost $163,257 and $434 at December 31, 2025 and 2024, respectively)	162,706	423
Mortgage loans held for sale	600	739

Loans receivable	17,702	3,785
Less: allowance for credit losses	(227)	(43)
NET LOANS	17,475	3,742

Restricted stock	38	38
Premises and equipment	423	478
Core deposit intangible	98	112
Accrued interest	356	27
Deferred technology expenses	2,624	3,155
Other assets	702	82
TOTAL ASSETS	$257,421	$183,401

See accompanying notes to consolidated financial statements.

F-4

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, CONTINUED

December 31,	2025	2024
(dollars in thousands, except share data)

Liabilities and Stockholders’ Equity

Deposits:
Non interest bearing	$92,241	$60,392
Interest bearing	154,457	112,617
TOTAL DEPOSITS	246,698	173,009

Accrued Interest and other liabilities	949	126
TOTAL LIABILITIES	247,647	173,135
Stockholders’ Equity:
Class A Common Stock, $0.0001 par value; 25,000,000 shares authorized; 21,674,662 and 21,228,923 shares issued at December 31, 2025 and 2024, respectively	2	2
Class B Common Stock, $0.0001 par value; 75,000,000 shares authorized; 22,268,066 and 20,457,355 shares issued at December 31, 2025 and 2024, respectively	2	2
Surplus	57,547	42,657
Accumulated deficit	(47,226)	(32,384)
Accumulated other comprehensive loss	(551)	(11)
TOTAL STOCKHOLDERS’ EQUITY	9,774	10,266

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$257,421	$183,401

See accompanying notes to consolidated financial statements.

F-5

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS

(dollars in thousands, except share data)	Year Ended December 31, 2025	Year Ended December 31, 2024

INTEREST AND DIVIDEND INCOME
Interest-bearing deposits in banks	$4,697	$5,194
Federal funds sold	1,445	721
Investment securities - taxable	2,726	643
Investment securities - tax exempt	14	35
Loans	1,047	233
Dividends and other	-	2
TOTAL INTEREST AND DIVIDEND INCOME	9,929	6,828

INTEREST EXPENSE
Interest-bearing transaction	520	140
Savings	1,133	822
Time	208	46
TOTAL INTEREST EXPENSE	1,861	1,008

NET INTEREST INCOME	8,068	5,820

Provision for credit losses	371	18

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	7,697	5,802

NONINTEREST INCOME
Service charges, fees and other	899	277
Gain on sale of mortgage loans	508	961
Gain on sale of investment securities	132	-
Interchange fees	1,693	1,499
Other	65	36
TOTAL NONINTEREST INCOME	$3,297	$2,773

See accompanying notes to consolidated financial statements.

F-6

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS, CONTINUED

(dollars in thousands, except share data)	Year Ended December 31, 2025	Year Ended December 31, 2024

NONINTEREST EXPENSE
Salaries and employee benefits	$10,875	$10,296
Stock compensation expense	1,099	687
Occupancy	208	224
Data processing & technology	6,457	5,648
Interchange	843	543
Insurance	389	273
Marketing and advertising	1,328	1,142
Consultants	490	1,090
Customer care	1,312	1,046
Professional	402	219
Bank director fees	308	242
Holding company director fees	488	515
Miscellaneous	1,637	1,136
TOTAL NONINTEREST EXPENSE	25,836	23,061
LOSS BEFORE INCOME TAXES	(14,842)	(14,486)
Income taxes	-	-
NET LOSS	$(14,842)	$(14,486)

Earnings (loss) per share:
Basic and Diluted	$(0.35)	$(0.36)

See accompanying notes to consolidated financial statements.

F-7

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(dollars in thousands, except share data)	Year Ended December 31, 2025	Year Ended December 31, 2024

NET LOSS	$(14,842)	$(14,486)

Other comprehensive Loss:
Unrealized holding losses on securities available for sale:
Unrealized losses arising during the period	(408)	(18)
Reclassification adjustment for realized gains on sale	(132)	-

Deferred income tax effect	-	-
Total other comprehensive loss	(540)	(18)

TOTAL COMPREHENSIVE LOSS	$(15,382)	$(14,504)

See accompanying notes to consolidated financial statements.

F-8

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(dollars in thousands, except share data)

	Class A Common	Class A	Class B Common	Class B	Surplus			Accumulated Other
	Shares Outstanding	Common Stock	Shares Outstanding	Common Stock	Common Stock	Warrants	Accumulated Deficit	Comprehensive Income (Loss)	Total

Balance, December 31, 2023	19,138,599	$2	19,937,000	$2	$28,103	$-	$(17,898)	$7	$10,216

Net loss	-	-	-	-	-	-	(14,486)	-	(14,486)
Other comprehensive loss	-	-	-	-	-	-	-	(18)	(18)
Stock compensation expense	-	-	-	-	687	-	-	-	687
Exercise of warrant options	-	-	386,000	-	386	-	-	-	386
Issuance of Reg D Class A shares and coverage warrants	2,090,324	-	-	-	10,719	1,823	-	-	12,542
Issuance of Reg A Class B shares	-	-	134,355	-	939	-	-	-	939

Balance at December 31, 2024	21,228,923	2	20,457,355	2	$40,834	$1,823	$(32,384)	$(11)	$10,266

Net loss	-	-	-	-	-	-	(14,842)	-	(14,842)
Other comprehensive loss	-	-	-	-	-	-	-	(540)	(540)
Stock compensation expense	-	-	-	-	1,099	-	-	-	1,099
Exercise of stock options	-	-	10,417	-	10	-	-	-	10
Issuance of restricted stock	-	-	8,000	-	-	-	-	-	-
Issuance of Reg D Class A shares and coverage warrants	445,739	-	-	-	2,096	1,024	-	-	3,120
Issuance of Reg D Class B shares			680,880		2,880	-			2,880
Issuance of Reg A Class B shares	-	-	1,111,414	-	7,780	-	-	-	7,780

Balance at December 31, 2025	21,674,662	$2	22,268,066	$2	$54,700	$2,847	$(47,226)	$(551)	$9,774

See accompanying notes to consolidated financial statements.

F-9

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands, except share data)	Year Ended December 31, 2025	Year Ended December 31, 2024

Cash flows from operating activities:
Net loss	$(14,842)	$(14,486)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	97	91
Provision for credit losses	371	18
Amortization of core deposit intangible	14	14
Amortization of deferred technology expenses	498	334
Gain on sale of mortgage loans	(508)	(961)
Gain on sale of investment securities	(132)	-
Proceeds from loan sales	24,802	37,390
Loans originated for sale	(24,155)	(35,478)
Net accretion of securities available for sale	14	(21)
Stock compensation expense	1,099	687
Net increase in accrued interest	(329)	(6)
Net (increase) decrease in other assets	(620)	412
Net increase (decrease) in accrued interest and other liabilities	823	(59)
Net cash used in operating activities	(12,868)	(12,065)

Cash flows from investing activities:
Net increase in loans	(13,917)	(1,103)
Proceeds from sale of AMB loans	-	509
Maturities / paydowns of investment securities available for sale	5,582	450
Purchases of investment securities available for sale	(177,006)	(162)
Proceeds from sales of securities available for sale	8,532	-
Reduction (increase) in deferred technology expenses	33	(1,589)
Purchases of premises and equipment	(42)	(66)
Net cash used in investing activities	$(176,818)	$(1,961)

See accompanying notes to consolidated financial statements.

F-10

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

(dollars in thousands, except share data)	Year Ended December 31, 2025	Year Ended December 31, 2024

Cash flows from financing activities:
Net change in non interest bearing deposits	$31,849	$22,206
Net change in interest bearing deposits	41,840	64,524
Capital contributions	13,780	13,531
Proceeds from exercise of stock options and warrants	10	386
Net repayments of warehouse line of credit	-	(1,820)
Net cash provided by financing activities	87,479	98,827

Net increase (decrease) in cash and cash equivalents	(102,207)	84,801

Cash and cash equivalents at beginning of period	174,605	89,804

Cash and cash equivalents at end of period	$72,399	$174,605

Schedule of Certain Cash Flow Information

Interest paid	$1,862	$1,007

Income taxes paid	$-	$-

Non-Cash Investing Activities
Proceeds from sale of AMB paid through reduction in deposit balances	-	688

See accompanying notes to consolidated financial statements.

F-11

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

(1)	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Old Glory Holding Company and its subsidiaries (collectively, the “Company”) conform to accounting principles generally accepted in the United States (“U.S. GAAP”) and practices within the banking industry. The following represents the more significant of the accounting and reporting policies and practices.

Nature of Operations

Old Glory Holding Company (the “Company”) is a Delaware Corporation formed in 2021 for the purpose of raising capital and acquiring what is now Old Glory Bank (the “Bank”).

The Company acquired First State Bank of Elmore County (“FSBEC”) on November 30, 2022. At the time, FSBEC had total assets of $13.7 million and was subsequently renamed Old Glory Bank. After the acquisition, Old Glory Bank successfully implemented nationwide online and mobile banking for both consumers and businesses which are located throughout the United States.

In April 2024, the Company negotiated the sale of its wholly-owned subsidiary, American Mortgage Bank, LLC (“AMB”) to Bluechip Bancshares, LLC (“Bluechip”), a company controlled by the family of a board member of Old Glory Bank. The sale of AMB in 2024 was based on an option granted to Bluechip to buy AMB within two years of the FSBEC sale date, contained in the original Stock Purchase Agreement (“Agreement”), as amended. Terms of the sale included a purchase price of $1,196,774, which approximated the book value of AMB, plus the required exercise of 356,000 of Class B common warrants that had been granted to Bluechip in the Agreement.

The Company also owns 100% of the equity of Old Glory Intellectual Property Holdings, LLC., a Georgia limited liability company, which entity holds intellectual property rights relating to Old Glory Bank’s trademarks.

The Bank operates under a charter granted by the Oklahoma State Banking Department and is regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the Oklahoma State Banking Department. The Company is headquartered in Oklahoma City, Oklahoma, with its physical banking operation located in Elmore City, Oklahoma.

Principles of Consolidation

The consolidated financial statements have been prepared using the accrual basis of accounting and include the accounts of the Company, Bank, and AMB. All significant intercompany accounts and transactions have been eliminated. The Financial Accounting Standards Board (FASB) provides authoritative guidance regarding U.S. GAAP through the Accounting Standards Codification (ASC) and related Accounting Standards Updates (ASUs).

F-12

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

An estimate that is particularly susceptible to significant change relates to the determination of the allowance for credit losses. While management uses available information to recognize credit losses on loans, future changes to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for credit losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for credit losses may change in the near term.

Other estimates relate to the determination of the fair value of investment securities and the valuation of deferred tax assets. The accounting policies for these items and other significant policies are presented below.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, federal funds sold, an excess balance account at the Federal Reserve Bank through Bankers Bank of Oklahoma, and interest-bearing deposits with other financial institutions with maturities fewer than 90 days. At various times during the year, the Company may have deposits in excess of FDIC limits at correspondent institutions. The Company periodically evaluates the credit worthiness of its correspondent institutions to monitor its credit risk.

Investment Securities Available For Sale

The Company classifies all of its debt securities as available for sale. Securities available for sale are carried at fair value, based on quoted market prices or other third-party pricing services, with unrealized gains and losses, net of the related tax effect, reported in other comprehensive income. Realized gains and losses on securities available for sale are included in noninterest income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income / loss. Gains and losses on sales of securities are determined on the specific-identification method on a trade-date basis. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method. Premiums on callable debt securities are amortized to the earliest call date.

F-13

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

Mortgage Loans Held for Sale

The Company originates residential mortgage loans to be sold. The Company accounts for mortgage loans held for sale at the lower of cost or market value. The market value for loans held for sale are based on what mortgage buyers are currently offering the Bank on a “best efforts” basis to buy the loans. Interest rate lock commitments with borrowers and the related derivative are not material as of December 31, 2025 and 2024.

Loans

Loans are stated at unpaid principal plus net deferred loan fees and costs, less the allowance for credit losses. Loan fees and associated costs are deferred and amortized into interest income over the life of the loan using the interest method if the impact of such accounting is material.

The accrual of interest is discontinued when a loan becomes 90 days past due and is not well collateralized and in the process of collection, or when management believes, after considering economic and business conditions and collection efforts, that the principal or interest will not be collectible in the normal course of business. Past due status is based on contractual terms of the loan. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged against interest revenue on loans. Interest payments are applied to reduce the principal balance on nonaccrual loans. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, there is a sustained period of repayment performance and future payments are reasonably assured. Nonaccrual loans include smaller balance homogeneous loans of $100,000 or less that are collectively evaluated for impairment and individually classified impaired loans.

Allowance For Credit Losses - Loans

The Company adopted ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” (“CECL”) on January 1, 2023 using the modified retrospective approach.

The allowance for credit losses reflects management’s estimate of losses that will result from the inability of its borrowers to make required loan payments. Expected credit losses are reflected in the allowance for credit losses through a provision for credit losses. Management records loans charged off against the allowance for credit losses and subsequent recoveries, if any, increase the allowance for credit losses when they are recognized. Management uses a systematic methodology to determine its allowance for credit losses for certain off-balance sheet credit exposures. The allowance for credit losses is a valuation account that is deducted from the amortized costs basis to present the net amount expected to be collected on the loan portfolio. Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current and projected conditions, and reasonable and supportable forecasts. Peer group historical credit loss experience provides the basis for the estimation of credit losses. Adjustments to peer group historical loss information are made for differences in current loan-specific risk characteristics, such as differences in underwriting standards, portfolio mix, asset quality, as well as for changes in environmental conditions, such as changes in unemployment rates, property values, or the health of the economy.

The Company’s secured by real estate loan portfolio is underwritten based primarily on the proposed borrower’s credit history and financial capacity. Risks that are common to the Company’s loans secured by real estate include general economic conditions, the personal or business circumstances of the borrowers, and reductions in collateral values. In addition to these common risks for the Company’s loans secured by real estate, the various loan classes within the segment also have certain risks specific to them. Common risks applicable to non-real estate loans include general economic conditions within the Company’s markets, such as unemployment, the personal or business circumstances of the borrowers, reductions in collateral values and demand for borrower’s products and services, as applicable. In addition to these common risks for the Company’s non-real estate loans, various non-real estate loan classes may also have certain risks specific to them.

F-14

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

The allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics. The Company has identified the following pools of financial assets with similar risk characteristics for measuring expected credit losses:

Real-estate loans

● Construction/development/land loans are highly dependent on the supply and demand for real estate in the Company’s markets. Prolonged deterioration in demand could result in significant decreases in the underlying collateral values and make repayment of the outstanding loans more difficult for the Company’s borrowers.

● Farmland loans are made only to those borrowers who are strongly capitalized, have adequate management depth, demonstrate proven track records, display reliable cash flow, and have the ability to provide the Bank with necessary financial reporting.

● Residential loans are to individuals and are typically secured by previously built homes that conform to property requirements of secondary market investors or FHA or VA, as applicable. Significant and rapid declines in real estate values can result in residential mortgage loan borrowers having debt levels in excess of the current market value of the collateral.

● Junior mortgage loans are typically secured by second liens on residential real estate, thereby making such loans particularly susceptible to declining collateral values. A substantial decline in collateral value could render the Company’s second lien position to be effectively unsecured. Additional risks include lien perfection inaccuracies and disputes with first lien holders that may further weaken collateral positions. Further, the open-end structure of these loans creates the risk that customers may draw on the lines in excess of the collateral value if there have been significant declines since origination.

● Commercial owner-occupied loans are secured by owner-occupied nonfarm nonresidential properties for which the primary source of repayment is the cash flow from the ongoing operations and activities conducted by the party who owns the property. These loans are highly dependent on the ongoing operations of the owner and their ability to service the debt in accordance with the contractual terms and conditions of loan agreement.

● Commercial non-owner-occupied loans are secured by other nonfarm nonresidential properties where the primary source of repayment is derived from rental income associated with the property or the proceeds from the sale, refinancing, or permanent financing of the property. These loans are highly dependent on the supply and demand for commercial property within the Company’s market.

Non-real estate loans

● Commercial-other loans are primarily for commercial and industrial purposes to sole proprietorships, partnerships, corporations, and other business enterprises. These loans also include loans for purchasing or carrying securities or inventory and are primarily dependent on the ongoing operations of the borrower which can be significantly impacted by economic condition within the Company’s market.

● Consumer loans include loans secured by deposit accounts or personal property such as automobiles, boats, and motorcycles, as well as unsecured consumer debt. The value of underlying collateral, if any, within this class is especially volatile due to potential rapid depreciation in values since the date of loan origination in excess of principal repayment.

F-15

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

For collectively evaluated loans, the Company uses a weighted-average remaining maturity (“WARM”) method for each loan pool, whereby a long-term average loss rate is calculated and applied on a quarterly basis for the remaining life of the pool. Management has determined that peer loss experience provides the best basis for its assessment of expected credit losses to determine the allowance for credit losses.

Loans that do not share risk characteristics are evaluated on an individual basis. When the Company has determined that foreclosure on a collateral dependent loan is probable, or when the borrower is experiencing financial difficulty and the Company expects repayment of the loan to be provided substantially through the operation or sale of the collateral, the allowance for credit losses is measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, expected credit losses are calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. The Company may, in the alternative, measure the expected credit loss as the amount by which the amortized cost basis of the loan exceeds the estimated fair value of the collateral. When repayment is expected to be from the sale of the collateral, expected credit losses are calculated as the amount by which the amortized costs basis of the loan exceeds the fair value of the underlying collateral less estimated cost to sell. The allowance for credit losses may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan.

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a modification will be executed with an individual borrower or the extension or renewal options included in the original or modified contract at the reporting date are not unconditionally cancellable by the Company.

The Company elected not to measure an allowance for credit losses for accrued interest receivable and instead elected to reverse interest income on loans that are placed on nonaccrual status, which is generally when the instrument is 90 days past due, or earlier if the Company believes the collection of interest is doubtful. The Company has concluded that this policy results in the timely reversal of uncollectible interest.

Allowance for Credit Losses—Off-Balance Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet exposures is adjusted through the provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The allowance for credit losses is calculated using the same aggregate reserve rates calculated for the funded portion of loans at the portfolio level applied to the amount of commitments expected to fund. The Company has identified pools of unfunded commitments which align with loans held for investment. The allowance for credit losses on off-balance sheet credit exposures is recorded on the other liabilities line item of the balance sheet.

F-16

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

Allowance for Credit Losses—Available-for-Sale Securities

For available for sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or if it is more likely than not that it will be required to sell the security before recovery of the amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For debt securities available for sale that do not meet the aforementioned criteria, the Company evaluates whether any decline in fair value is due to credit loss factors or other factors. In making this assessment, management considers any changes to the rating of the security by a rating agency and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income / (loss).

Changes in the allowance for credit losses under CECL are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2025 and 2024, there was no allowance for credit losses related to the available-for-sale portfolio.

The Company excludes accrued interest receivable from the amortized cost basis in measuring expected credit losses on the available-for-sale debt securities. Additionally, the Company does not record an allowance for credit losses on accrued interest receivable.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. Costs incurred for maintenance and repairs are expensed as incurred. The range of estimated useful lives for buildings and improvements is 10 to 40 years; for land improvements, 10 years; and for furniture and equipment, 3 to 10 years. The Company periodically reviews the carrying value of premises and equipment for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Deferred Technology Expenses

Deferred technology expenses represent implementation and customization expenditures for the Company’s core technology platforms which are capitalized and amortized on a straight-line basis over their estimated useful life of 5 to 7 years. The Company periodically reviews the carrying value for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable.

F-17

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

Leases

If material, the Company records a right-of-use asset, included in Other Assets, and a related lease liability, included in Other Liabilities, for eligible operating leases for which it is the lessee, which include leases for land, buildings, and equipment. Payments related to these leases consist primarily of base rent and, in the case of building leases, additional operating costs associated with the leased property such as common area maintenance and utilities. In most cases these operating costs vary over the term of the lease, and therefore are classified as variable lease costs, which are recognized as incurred in the consolidated statement of income. In addition, certain operating leases include costs such as property taxes and insurance, which are recognized as incurred in the consolidated statement of income. The Company’s operating leases may contain renewal options, most of which are excluded from the measurement of the right-of-use asset and lease liability as they are not reasonably certain to be exercised. The Company does not recognize a lease liability or right-of-use asset on the consolidated balance sheet related to short-term leases with a term of less than one year. Lease payments for short-term leases are recognized as expense over the lease term.

Restricted Stock

The Company owns stock in the Bankers Bank of Oklahoma. This stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Core Deposit Intangible

The Company has recorded a core deposit intangible from its acquisition of FSBEC. The core deposit intangible is being amortized on a straight-line basis over an estimated useful life of 10 years. At least annually, in the fourth quarter of the calendar year, the Company’s management evaluates its intangible assets for possible impairment. Impairment losses are measured by comparing the fair values of the intangible assets with their recorded amounts. Any impairment losses are reported as other noninterest expense in the consolidated financial statements.

The evaluation of remaining core deposit intangible for possible impairment involves reassessing the useful life and the recoverability of the intangible assets. The evaluation of the useful life is performed by reviewing the levels of core deposits of the branch acquired. The actual life of a core deposit may be longer than originally estimated due to more successful retention of customers or may be shortened due to more rapid runoff. Amortization of the core deposit intangible would be adjusted, if necessary, to amortize the remaining net book value over the remaining life of the core deposits. The evaluation for recoverability is only performed if events or changes in circumstances indicate that the carrying amount of the intangible may not be recoverable.

The evaluation of the core deposit intangible for the years ended December 31, 2025 and 2024, resulted in no impairments.

F-18

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

Transfers of Financial Assets

Transfers of financial assets, including sales of loans, are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Revenue Recognition

In addition to lending and related activities, the Company offers various services to customers that generate revenue. These revenues are presented within noninterest income and include service charges and fees, interchange income, and other transaction-based fees. Revenue is recognized when the transactions occur or as services are performed over primarily monthly or quarterly periods. Payment is typically received in the period the transactions occur. Fees may be fixed or, where applicable, based on a percentage of transaction size.

The Company records revenue from contracts with customers in accordance with Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Accounting Standard Codification (“ASC”) 606). Under ASC 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the Company satisfies a performance obligation. Significant revenue has not been recognized in the current reporting period that results from performance obligations satisfied in previous periods.

The Company’s primary sources of revenue are derived from interest and fees earned on loans, investment securities and other financial instruments that are not within the scope of ASC 606. The Company has evaluated the nature of its contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the Consolidated Statements of Loss is not currently necessary. The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed, charged either on a periodic basis or based on activity. Because performance obligations are satisfied as services are rendered and the transaction prices are fixed, there is little judgment involved in applying ASC 606 that significantly affects the determination of the amount and timing of revenue from contracts with customers.

Interchange Fees

Interchange and debit card transaction fees are primarily comprised of interchange fees earned whenever the Bank’s debit and credit cards are processed through card payment networks, such as Visa. The Bank’s performance obligation for debit card and interchange income is generally satisfied, and the related revenue recognized, on a transactional basis. Payment is typically received immediately or in the following month.

F-19

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

Service Charges, Fees and Other Income

Service charge income is comprised of service charges on non-time deposit accounts. Service charges on accounts consist of account analysis fees, monthly service fees, check orders, and other account related fees. The Company’s performance obligation for account analysis fees and monthly service fees is generally satisfied and the related revenue recognized, over the period in which the service is provided. Check orders and other account related fees are largely transactional based and therefore, the Company’s performance obligation is satisfied and related revenue recognized, at a point in time. Payment for service charges on accounts is primarily received immediately or in the following month through a direct charge to customers’ accounts.

Other operating income is primarily comprised of ATM fees, wire transfer fees, travelers check fees, revenue streams such as safe deposit box rental fees and other miscellaneous service charges. ATM fees are primarily generated when a Bank’s cardholder uses a non-Bank ATM or a non-Bank cardholder uses a Bank ATM. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Bank determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Other service charges include revenue from processing wire transfers, bill pay service, cashier’s checks and other services. The Bank’s performance obligations for fees and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.

Gain from Sales of Mortgage Loans and Investment Securities

Gains from the sale of mortgage loans and investment securities are outside the scope of ASC 606. The accounting for these items is discussed elsewhere in the accounting policy footnote.

Marketing and Advertising

Marketing and advertising costs are expensed as incurred and totaled $1.3 million and $1.1 million for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income taxes during the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for a portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable earnings and prudent and feasible tax planning strategies. Management weighs both the positive and negative evidence, giving more weight to evidence that can be objectively verified. The Company has established a full valuation allowance against net deferred tax assets.

F-20

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

The income tax benefit or expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company recognizes interest and / or penalties related to income tax matters in income tax expense.

Earnings / Loss Per Common Share

Basic earnings / loss per common share (EPS) is computed by dividing net income or loss by the weighted-average number of common shares outstanding for the year, less the average number of non-vested restricted stock awards. Diluted EPS reflects the potential dilution from the issuance of additional shares of common stock caused by the exercise of stock options and warrants and restricted stock awards.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters at December 31, 2025 or 2024 that will have a material effect on the consolidated financial statements.

Comprehensive Income

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. It includes all changes in equity except those resulting from investments by shareholders and distributions to shareholders. Comprehensive income includes net income and certain elements of other comprehensive income (loss) such as accounting for certain investments in debt securities.

Share-Based Compensation

The Company recognizes the cost of employee, vendor and director services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). The Company measures the cost of employee services received in exchange for an award based on the grant date fair value of the award. Forfeitures are accounted for as they occur. The Company uses the Black-Scholes method for estimating the fair value of options and warrants.

Warrants issued to shareholders as coverage warrants are classified as equity instruments and are accounted for at fair value as determined using the Black-Scholes model. The relative fair value of coverage warrants is recognized as a separate component of surplus and disclosed separately in the consolidated statements of stockholder’s equity. Compensation expense is not recognized on coverage warrants as no services are provided by the shareholder.

F-21

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Reclassifications

Certain prior year amounts may be reclassified to conform to the current year presentation. Such reclassifications, if any, were not material.

Reportable Operating Segment

The Company’s reportable segment is determined by the Chief Executive Officer, who is designated the chief operating decision maker, based upon information provided about the Company’s products and services offered, primarily banking operations. The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses such information to review performance of various components of the business, which are then aggregated if operating performance, products/services, and customers are similar. The chief operating decision maker will evaluate the financial performance of the Company’s business components such as by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company’s segment and in the determination of allocating resources. The chief operating decision maker uses revenue streams to evaluate product pricing and significant expenses to assess performance and evaluate return on assets. The chief operating decision maker uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis coupled with monitoring of budget to actual results are used in assessment performance and in establishing compensation. Loans and investments provide the revenues in the banking operation. Interest expense on deposits and borrowings, credit losses, compensation & benefits, occupancy, and other operating expenses provide the significant expenses in the banking operation. All operations are domestic.

Accounting policies for segments are the same as for the Company. Segment performance is evaluated using consolidated net income.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” ASU 2023-07 expands segment disclosure requirements to require disclosure of significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption did not have a material impact on the Company’s consolidated financial statements and the Company has included the new required disclosures.

F-22

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” ASU 2023-09 requires public business entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if items meet a quantitative threshold. ASU 2023-09 also requires all entities to disclose income taxes paid, net of refunds, disaggregated by federal, state, and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold, among other things. The guidance is effective for the Company for fiscal years beginning after December 15, 2025, though early adoption is permitted. The Company elected to early adopt this guidance in its 2025 financial statements. Adoption did not have a material impact on the Company’s consolidated financial statements and the Company has included the new required disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” to provide more decision-useful information about an entity’s expenses by requiring entities to disclose additional detail on expenses reported in income statements. Under ASU 2024-03, entities will provide detailed disclosures in interim and annual periods of specified categories underlying certain expense captions. The guidance is effective for the Company for fiscal years beginning after December 15, 2026, though early adoption is permitted. The adoption of this guidance is not expected to have a material effect on the Company’s operating results or financial condition.

(2)	GOING CONCERN

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

The Company has experienced losses since inception in 2022 as it invests in the technology and personnel required to support a digital-first bank with a nationally recognized brand and a strategy to serve customers in every state. The Company incurred net losses of $14.8 million and $14.5 million and had negative cash flows from operations for the years ended December 31, 2025 and 2024, respectively, and has an accumulated deficit of $47.2 million as of December 31, 2025. The Company’s current level of capital is not expected to support the operating losses and to meet minimum regulatory capital requirements for 12 months from the date the financial statements are issued.

On January 13, 2026, the Company entered into a Business Combination Agreement (BCA) with Digital Asset Acquisition Corp. (DAAQ). The BCA provided for a closing aggregate cash amount, as defined, equal to or greater than $50 million.

On August 13, 2026, the Company and DAAQ entered into a Mutual Termination and Release Agreement (the “Termination Agreement”), pursuant to which the parties mutually agreed to terminate the BCA, dated as of January 13, 2026, as amended, and abandon the transactions contemplated by the BCA (the “Transactions”) as of August 13, 2026 (the “Effective Date”)

Following the termination, management adopted a capitalization plan in August 2026 under which the Bank is seeking additional capital in order to comply with the 2024 Consent Order discussed in Note 17. Potential sources include a raise from existing shareholders, a private or institutional equity investment, or a merger or sale transaction. None of these potential sources is subject to a binding commitment, and completion of any of them is dependent on the actions of others, general market conditions and, in certain structures, regulatory approval. There can be no assurance that the Company will be able to obtain the capital when needed, if at all. Management's plans do not alleviate the substantial doubt.

The consolidated financial statements do not include any adjustment to the carrying amounts and classification of assets, liabilities and reported expenses that may be necessary if the Company was unable to continue as a going concern.

See Note 22 – Subsequent Events for further discussion.

F-23

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

(3)	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains and losses, and estimated fair values of investment securities at December 31 were as follows:

	December 31, 2025
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

US Treasury notes	$4,198	$5	$-	$4,203
Agency mortgage-backed securities	99,656	6	237	99,425
Municipal	158	-	2	156
Agency note	2,000	3	-	2,003
Agency guaranteed student loan bonds	57,245	2	328	56,919

Total	$163,257	$16	$567	$162,706

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

US Treasury notes	$198	$-	$-	$198
Municipal	236	-	11	225

Total	$434	$-	$11	$423

The amortized cost and estimated fair value of debt securities available for sale as of December 31, 2025, by contractual maturity, are shown below. Actual maturities and principal payments on mortgage-backed securities will differ from contractual maturities because of scheduled principal payments and borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value

Due in 1 year or less	$4,156	$4,157
Due after one year through five years	2,200	2,205
Due after five years through ten years	-	-
Due after ten years	-	-
	6,356	6,362

Agency mortgage-backed securities	99,656	99,425
Agency guaranteed student loan bonds	57,245	56,919

Total	$163,257	$162,706

The fair value and unrealized losses of securities available for sale with temporary impairment as of December 31, 2025 and 2024 is shown below:

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2025

US Treasury notes	$-	$-	$-	$-	$-	$-
Agency mortgage-backed securities	87,693	237	-	-	87,693	237
Municipal	-	-	156	2	156	2
Agency notes	-	-	-	-	-	-
Agency guaranteed student loan bonds	51,585	328	-	-	51,585	328

Total	$139,278	$565	$156	$2	$139,434	$567

2024

Municipal	$-	$-	$225	$11	$225	$11

Total	$-	$-	$225	$11	$225	$11

F-24

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

The number of securities with unrealized losses as of December 31, 2025 and 2024 were as follows:

	2025	2024

US Treasury notes	-	-
Agency mortgage-backed securities	19	-
Municipal	1	2
Agency notes	-	-
Agency guaranteed student loan bonds	19	-

Total	39	2

Management believes that all of the unrealized losses as of December 31, 2025 and 2024 are recoverable based upon review of the issuers and the nature of the securities. The impairment is due primarily to changes in the short- and long-term interest rate environment since the purchase of the securities and is not related to credit issues of the issuer. The Company has sufficient cash and borrowing sources to provide sufficient liquidity to hold the securities until maturity or recovery of the impairment. Since the Company does not intend to sell any of the investments before recovery of its amortized cost basis and has the ability and intent to hold these investments to maturity, there is currently no allowance for credit losses recorded against any securities in the Company’s available-for-sale securities portfolio at December 31, 2025.

Sales of securities available for sale for the years ended December 31, 2025 and 2024 were as follows:

	2025	2024

Proceeds from sales	$8,532	$-
Gross gains realized	132	-
Gross losses realized	-	-

At December 31, 2025 and 2024, there was $200 of investment securities pledged as collateral.

(4)	LOANS

A summary of the Company’s loans by portfolio segment as of December 31 is as follows:

	2025	2024

Residential real estate	$1,899	$522
Commercial real estate	10,268	960
Commercial and industrial	3,917	1,724
Consumer	1,618	579

Gross loans	17,702	3,785
Less: Allowance for credit losses	(227)	(43)

Net loans	$17,475	$3,742

The following presents the activity in the allowance for credit losses by loan portfolio segment for the years ended December 31, 2025 and December 31, 2024. Allocation of a portion of the allowance to one segment of loans does not preclude its availability to absorb losses in other segments.

F-25

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

	Residential	Commercial	Commercial
	Real Estate	Real Estate	and Industrial	Consumer	Total
2025

Balance at beginning of year	$11	$1	$27	$4	$43

Loans charged-off	-	-	(20)	(170)	(190)
Recoveries on loans	-	-	-	3	3

Net charge-offs	-	-	(20)	(167)	(187)

Provision	-	95	102	174	371

Balance at end of year	$11	$96	$109	$11	$227

	Residential	Commercial	Commercial
	Real Estate	Real Estate	and Industrial	Consumer	Total
2024

Balance at beginning of year	$4	$7	$13	$1	$25

Loans charged-off	-	-	-	-	-
Recoveries on loans	-	-	-	-	-

Net charge-offs	-	-	-	-	-

Provision	7	(6)	14	3	18

Balance at end of year	$11	$1	$27	$4	$43

Collateral dependent loans are loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. The Company reviews individually evaluated loans for designation as collateral dependent loans, as well as other loans that management of the Company designates as having higher risk. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses.

Under CECL, for collateral dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan’s collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required.

F-26

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

The following tables provide a breakdown between loans identified as collateral dependent assets (“CDAs”) and non-CDAs, by type and securing collateral, as well as collateral coverage for those loans at December 31, 2025 and 2024:

	2025
	CDA’s
	Residential	Commercial	Non
	Property	Property	CDA’s	Total
Residential real estate	$-	$-	$1,899	$1,899
Commercial real estate	-	-	10,268	10,268
Commercial and industrial	-	122	3,795	3,917
Consumer	-	-	1,618	1,618

Total	$-	$122	$17,580	$17,702

Total collateral value	$-	$92

	2024
	CDA’s
	Residential	Commercial	Non
	Property	Property	CDA’s	Total
Residential real estate	$-	$-	$522	$522
Commercial real estate	-	-	960	960
Commercial and industrial	-	134	1,590	1,724
Consumer	-	-	579	579

Total	$-	$134	$3,651	$3,785

Total collateral value	$-	$75

The Company utilizes a risk grading matrix to assign a risk grade to each of its loans. A description of the general characteristics of the risk grades is as follows:

●	Pass—This grade includes loans to borrowers of acceptable credit quality and risk. The Company further differentiates within this grade based upon borrower characteristics, which include: capital strength, earnings stability, leverage, and industry.

●	Special Mention—This grade includes loans that require more than a normal degree of supervision and attention. These loans have all the characteristics of an adequate asset, but due to being adversely affected by economic or financial conditions have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan.

●	Substandard—This grade includes loans that have well defined weaknesses, which make payment default or principal exposure possible, but not yet certain. Such loans are apt to be dependent upon collateral liquidation, a secondary source of repayment or an event outside of the normal course of business to meet the repayment terms.

●	Doubtful—These loans have all the weaknesses inherent in a “substandard” loan with the added factor that the weaknesses are so severe that collection or liquidation in full, on the basis of current existing facts, conditions and values, is extremely unlikely, but because of certain specific pending factors, the amount of loss cannot yet be determined.

●	Loss—This grade includes loans that are to be charged-off or charged-down when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined. “Loss” is not intended to imply that the asset has no recovery or salvage value, but simply that it is not practical or desirable to defer writing off all or some portion of the loan, even though partial recovery may be affected in the future.

F-27

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

The following tables present the credit risk profile by risk grade for loans by origination year as of December 31, 2025 and 2024:

December 31, 2025
	2025	2024	2023	2022	2021	2020 & Prior	Grand Total

Residential real estate
Pass	$552	$867	$78	$135	$124	$143	$1,899
Special mention	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-
Total	552	867	78	135	124	143	1,899

Commercial real estate
Pass	$9,599	$194	$43	$38	$-	$394	$10,268
Special mention	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-
Total	9,599	194	43	38	-	394	10,268

Commercial and industrial
Pass	$2,972	$652	$11	$11	$137	$12	$3,795
Special mention	-	-	-	-	-	-	-
Substandard	-	122	-	-	-	-	122
Doubtful	-	-	-	-	-	-	-
Total	2,972	774	11	11	137	12	3,917

Consumer
Pass	$930	$633	$48	$-	$7	$-	$1,618
Special mention	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-
Total	930	633	48	-	7	-	1,618

Total	$14,053	$2,468	$180	$184	$268	$549	$17,702

December 31, 2024
	2024	2023	2022	2021	2020	2019 & Prior	Grand Total

Residential real estate
Pass	$14	$84	$79	$128	$-	$171	$476
Special mention	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	46	46
Doubtful	-	-	-	-	-	-	-
Total	14	84	79	128	-	217	522

Commercial real estate
Pass	$199	$429	$-	$-	$-	$292	$920
Special mention	-	-	-	-	-	-	-
Substandard	-	-	40	-	-	-	40
Doubtful	-	-	-	-	-	-	-
Total	199	429	40	-	-	292	960

Commercial and industrial
Pass	$812	$113	$71	$199	$277	$118	$1,590
Special mention	-	-	-	-	-	-	-
Substandard	-	-	16	-	-	118	134
Doubtful	-	-	-	-	-	-	-
Total	812	113	87	199	277	236	1,724

Consumer
Pass	$491	$60	$12	$11	$-	$-	$574
Special mention	-	-	-	-	-	-	-
Substandard	-	-	-	5	-	-	5
Doubtful	-	-	-	-	-	-	-
Total	491	60	12	16	-	-	579

Total	$1,516	$686	$218	$343	$277	$745	$3,785

F-28

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

The following tables present an aging of the recorded investment in past due and nonaccrual loans, by loan class, as of December 31, 2025 and 2024. All nonaccrual loans are loans that have been delinquent for 90 days or more. There were no loans past due 90 days and still accruing interest at December 31, 2025 and 2024.

				Total	Current	Total	Non-Accrual
	30–59 Days	60–89 Days	90 + Days	Past Due	Loans	Loans	Loans
2025

Residential real estate	$-	$76	$-	$76	$1,823	$1,899	$-
Commercial real estate	-	-	-	-	10,268	10,268	-
Commercial and industrial	-	-	-	-	3,795	3,917	122
Consumer	16	-	-	16	1,602	1,618	-

	$16	$76	$-	$92	$17,488	$17,702	$122

2024

Residential real estate	$26	$-	$-	$26	$496	$522	$-
Commercial real estate	-	-	-	-	960	960	-
Commercial and industrial	77	-	-	77	1,647	1,724	-
Consumer	10	-	-	10	569	579	-

	$113	$-	$-	$113	$3,672	$3,785	$-

The following table presents recorded investment in loans on nonaccrual status, by class, as of December 31, 2025 and 2024. It also includes interest income recognized on nonaccrual loans for the year ended December 31, 2025

	Nonaccrual Loans		90 Days or More & Still Accruing at	Nonaccrual With No Specific Reserve as of	Interest Income Recognized For Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2025	2025
Residential real estate	$-	$-	$-	$-	$-
Commercial real estate	-	-	-	-	-
Commercial and industrial	122	-	-	-	48
Consumer	-	-	-	-	-

Total	$122	$-	$-	$-	$48

A loan modification generally occurs when a borrower is experiencing financial difficulty and the Company grants a concession to provide the borrower relief from one or more of the contractual loan conditions. Concessions that the Company might consider include the allowance of interest-only payments on a temporary basis, the reduction of interest rates, the extension of the loan term, the forgiveness of principal, or a combination of these. The Company had the following loan modifications for the year ended December 31, 2025. The Company did not have any loan modifications for the year ended December 31, 2024.

	2025
	Interest Only & Reduction in Interest Rate	Total

Residential real estate	$-	$-
Commercial real estate	-	-
Commercial and industrial	122	122
Consumer	-	-

Total	$122	$122

F-29

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

(5)	CONCENTRATIONS OF CREDIT RISK

The Company accepts deposits and grants loans to customers throughout the United States. The economic conditions of the market area may have an impact on the debtors’ ability to repay their loans. The following table summarizes the concentrations of loans by state as of December 31, 2025:

December 31,
2025

Oklahoma	23%
Colorado	12%
Florida	9%
Iowa	8%
Minnesota	8%
All other	41%

Total	100%

As of December 31, 2025 and 2024, the Company had a concentration of credit risk with its correspondent financial institution in the form of deposits in excess of FDIC-insured amounts. The Company evaluates the stability of the financial institutions it does business with in evaluating credit risk. The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instruments noted above is represented by the contractual or notional amount of the account, less the amount covered by FDIC insurance.

The Company also has federal funds sold and excess balance accounts that are not considered deposits and as such are not covered by FDIC insurance. At December 31, 2025, federal funds sold of $18.1 million were held at 5 banks throughout the United States with balances ranging between $1.7 million and $5.2 million. At December 31, 2025, the excess balance account of $23.2 million was maintained at the Federal Reserve Bank.

(6)	PREMISES AND EQUIPMENT

Premises and equipment and depreciation and amortization expense as of and for the years ended December 31, 2025 and 2024 is summarized as follows:

	2025	2024

Land	$58	$58
Buildings and improvements	410	392
Furniture, fixtures, and equipment	972	948
Total premises and equipment	1,440	1,398
Less accumulated depreciation	(1,017)	(920)

Premises and equipment	$423	$478

Depreciation expense	$97	$91

(7)	CORE DEPOSIT INTANGIBLE

Core deposit intangible is associated with the November 30, 2022, acquisition of FSBEC. The core deposit intangible is being amortized over a 10-year period on a straight-line basis. The amortization expense was $14,000 for the years ended December 31, 2025 and 2024. At December 31, the gross core deposit intangible and accumulated amortization were as follows:

	2025	2024

Core deposit intangible	$140	$140
Accumulated amortization	(42)	(28)

Net carrying value	$98	$112

F-30

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

Estimated amortization expense for the next 5 years and thereafter is as follows:

Year Ending December 31,
2026	$14
2027	14
2028	14
2029	14
2030	14
2031 and thereafter	28

$98

(8)	DEFERRED TECHNOLOGY EXPENSES

The Company incurs payments to various technology vendors for the implementation and customization of software used in its business. Such payments generally have a term ranging from 12 months to 84 months.

The following table summarizes deferred technology expenses and related accumulated amortization as of December 31:

	December 31,
	2025	2024

Deferred expenses	$4,001	$4,034
Accumulated amortization	(1,377)	(879)

Total	$2,624	$3,155

Amortization expense for the years ended December 31, 2025 and 2024 was $498 and $334.

(9)	DEPOSITS

The major classifications of deposits as of December 31 are as follows:

	2025	2024

Non Interest bearing transaction	$92,241	$60,392
Interest bearing transaction	48,141	27,285
Savings	97,168	81,592
Certificates of deposit	9,148	3,740

	$246,698	$173,009

The Company did not have any brokered deposits as of December 31, 2025 and 2024.

Certificates of deposit that meet or exceed the FDIC Insurance limit of $250,000 totaled $1.6 million as of December 31, 2025. All outstanding certificates of deposit were scheduled to mature in less than 1 year.

(10)	FAIR VALUE MEASUREMENTS

Overview

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs classified within Level 3 of the hierarchy).

F-31

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

Fair Value Hierarchy

Level 1

Valuation is based on inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2

Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, yield curves observable at commonly quoted intervals, and other market-corroborated inputs.

Level 3

Valuation is generated from techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The Company evaluates fair value measurement inputs on an ongoing basis in order to determine if there is a change of sufficient significance to warrant a transfer between levels. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company’s valuation process.

Fair Value Measured on a Recurring Basis

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investment Securities Available for Sale

We obtain fair values for debt securities from a third-party pricing service, which utilizes several sources for valuing fixed-income securities. The market evaluation sources for debt securities include observable inputs rather than significant unobservable inputs and are classified as Level 2. The service provider utilizes pricing models that vary by asset class and include available trade, bid and other market information. Generally, the methodologies include broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs.

Below is a table that presents information about certain assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	2025
	Level 1	Level 2	Level 3	Total
Financial assets:

US Treasury notes	$4,203	$-	$-	$4,203
Agency mortgage-backed securities	-	99,425	-	99,425
Municipal	-	156	-	156
Agency note	-	2,003	-	2,003
Agency guaranteed student loan bonds	-	56,919	-	56,919

Total	$4,203	$158,503	$-	$162,706

	2024
	Level 1	Level 2	Level 3	Total
Financial assets:

US Treasury notes	$198	$-	$-	$198
Municipal	-	225	-	225

Total	$198	$225	$-	$423

During the years ended December 31, 2025 and December 31, 2024, there were no transfers between the various levels.

F-32

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

Financial Assets and Financial Liabilities Measured on a Non-Recurring Basis

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value on a non-recurring basis:

Loans Held for Sale

Loans held for sale, which represent current mortgage production not yet sold, are recorded at the lower of current market prices or cost. The Company treats the loans held for sale as nonrecurring Level 2 in the event a write down were needed. Values are derived from sale prices obtained in an active market. Loans held for sale were carried at amortized cost as of December 31, 2025 and 2024. Interest rate lock commitments with customers and the related derivative were immaterial at December 31, 2025 and 2024, and have not been valued.

Individually Evaluated Loans

The fair value of individually evaluated loans, formerly “impaired” under incurred loss methodology, with specific allocations of the ACL is generally based on recent appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying such loans. Such adjustments result in a Level 3 classification of the inputs for determining fair value. Collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Individually evaluated loans are evaluated on at least a quarterly basis for additional impairment and adjusted in accordance with the loan policy.

The following table presents assets measured at fair value on a non-recurring basis as of December 31, 2025 and 2024:

				Range Of
				Level 3
				Appraisal
	2025			Adjustments
	Level 1	Level 2	Level 3

Financial assets:

Individually evaluated loans	$-	$-	$92	0% - 10%

Total	$-	$-	$92

Range Of
Level 3
Appraisal
	2024			Adjustments
	Level 1	Level 2	Level 3

Financial assets:

Individually evaluated loans	$-	$-	-	0% - 10%

Total	$-	$-	$-

Summary Fair Value of Financial Assets and Liabilities

The following table summarizes the carrying amount and fair value of all financial assets and liabilities as of December 31, 2025 and 2024:

		2025
	Carrying	Fair Value Measurements
	Amount	Total	Level 1	Level 2	Level 3
Financial Assets:

Cash and cash equivalents	72,399	72,399	72,399	-	-
Available for sale securities	162,706	162,706	4,203	158,503	-
Mortgage loans held for sale	600	612	-	612	-
Loans receivable, net	17,475	17,482	-	-	17,482
Accrued interest receivable	356	356	-	253	103

Financial Liabilities:

Time deposits	9,148	9,148	-	9,148	-
Accrued interest payable	1	1	-	1	-

F-33

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

		2024
	Carrying	Fair Value Measurements
	Amount	Total	Level 1	Level 2	Level 3
Financial Assets:

Cash and cash equivalents	174,605	174,605	174,605	-	-
Available for sale securities	423	423	198	225	-
Mortgage loans held for sale	739	754	-	754	-
Loans receivable, net	3,742	3,635	-	-	3,635
Accrued interest receivable	27	27	-	3	24

Financial Liabilities:

Time deposits	3,740	3,740	-	3,740	-
Accrued interest payable	1	1	-	1	-

(11)	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets. The contractual or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet information.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, and real estate.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary.

As of December 31, 2025 and 2024, the Company had commitments to extend credit of the following:

	December 31,
	2025	2024

Home equity unused lines of credit	$568	$-
Construction loan commitments	5	-
Commercial lines of credit	100	-

Total	$673	$-

(12)	INCOME TAXES

The components of income tax expense (benefit) are summarized as follows for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
Current taxes
Federal	$-	$-
State	-	-
	-	-
Deferred	(3,449)	(3,403)
Change in valuation allowance	3,449	3,403

	$-	$-

F-34

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

A reconciliation of actual income tax expense in the consolidated financial statements to the expected tax expense (computed by applying the statutory federal income tax rate of 21% to income before income taxes) for the years ended December 31, 2025 and 2024 is as follows:

	Years Ended December 31,
	2025		2024
		% of Pretax		% of Pretax
	Amount	Income	Amount	Income
U.S. federal statutory rate	$(3,117)	-21.0%	$(3,042)	21.0%

State income taxes, net of federal benefit	-	0.0%	-	0.0%
Nondeductible expenses:
Stock-based compensation	84	0.6%	38	-0.3%
Meals and entertainment	28	0.2%	41	-0.3%
Valuation allowance changes	3,005	20.2%	2,963	-20.5%

Income tax expense	$-	0.0%	$-	0.0%

The following is a summary of the components of the net deferred tax assets recognized in the accompanying statements of financial condition at December 31:

	December 31,
	2025	2024

Deferred Tax Assets
Start up costs	$713	$777
Stock based compensation	348	194
Net unrealized loss on available for sale securities	137	-
Other	75	-
Net operating losses	9,811	6,506
	11,084	7,477

Deferred Tax Liabilities
Net unrealized gain on available-for-sale securities	-	(1)
Other	(23)	(1)
	(23)	(2)

Valuation allowance	(11,061)	(7,475)

Net deferred tax assets	$-	$-

A valuation allowance has been established because the Company has not yet reported sufficient earnings to support the recognition of the deferred tax assets.

The Company has federal and state income tax net operating loss (“NOL”) carryforwards of the following as of December 31, 2025 and 2024 after consideration of IRS code section 382 NOL limitations:

	2025	2024	Expiration

Federal	40,796	26,900	Do not expire

Oklahoma	41,011	26,900	Do not expire

The Company is subject to federal income tax and income tax of the state of Oklahoma. Federal and Oklahoma income tax returns for the years ended December 31, 2024 and 2023 are open to audit.

In accordance with current accounting guidance, the Company records interest and penalties related to uncertain tax positions as part of income tax expense. There was no penalty or interest expense recorded for the years ended December 31, 2025 and 2024.

The Company does not have any material uncertain tax positions as of December 31, 2025 and 2024.

The Company is not subject to foreign income tax and has no foreign income from continuing operations.

F-35

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

(13)	RELATED-PARTY TRANSACTIONS

The Company by policy does not make loans to executive officers, directors, and their affiliates.

Demand deposits and time deposits to the Company’s executive officers, directors, significant shareholders, and employees, including their affiliated interests totaled $1,545 and $810 as of December 31, 2025 and 2024, respectively.

The Company rents office space in Oklahoma City from a board member of the Bank. Rent payments on this lease totaled $39 in both the year ended December 31, 2025 and 2024.

On April 4, 2024, the Company sold the AMB subsidiary of the Bank to a company controlled by a board member of the Bank.

Consulting expense includes payments to a related party board member in the amount of $75 for the years ended December 31, 2025 and 2024.

(14)	STOCK-BASED COMPENSATION

Equity Incentive Plan

The Company’s 2022 Equity Incentive Plan, which is shareholder approved, resolves that the Company reserve a total of 1,800,000 share of Class B Common Stock for issuance thereunder. Under the 2022 Equity Incentive Plan, the Board of Directors has the right to grant to key officers, employees and consultants options, warrants, restricted stock, and other equity.

Stock Options

Stock Option grants of Class B common shares may be issued under the 2022 Equity Incentive Plan to certain key employee(s), director(s) and/or advisor(s) of the Company, and the Board acknowledges that such individual(s) will provide important substantial services and believes that such services are a key to the success of the Company.

Option awards are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant. Option awards have vesting periods ranging from 3 to 4 years and have 10 year contractual terms.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions:

●	The risk-free interest rate is based on the U.S. Treasury rate for the expected term at the time of grant.
●	Volatility has been determined based upon average volatility for the banking industry.
●	The Company uses the simplified method to estimate the expected term which assumes a term equal to the midpoint between the requisite service period and the contractual term.
●	Forfeitures are accounted for as incurred.
●	The Company does not currently pay dividends.

Assumptions used for stock option grants during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024

Risk-free interest rate	4.03%	4.18%
Expected term	7	7
Expected stock price volatility	40%	40%
Dividend yield	0.00%	0.00%
Calculated fair value	$3.42	2.46 - 2.95

A summary of stock option activity under the stock option plans during the years ended December 31, 2025 and 2024 is presented below:

		Weighted Average Exercise	Weighted Average Remaining Contractual	Aggregate Intrinsic
	Shares	Price	Term	Value
Outstanding December 31, 2023	892,000	$1.14	9.02 Yrs	$3,442,000

Granted	711,000	5.98
Exercised	-	-
Forfeited or expired	(65,000)	1.56

Outstanding December 31, 2024	1,538,000	$3.48	8.85 Yrs	$5,057,000

Granted	120,000	7.00
Exercised	(10,417)	1.00
Forfeited or expired	(120,666)	3.30

Outstanding December 31, 2025	1,526,917	3.59	7.78 Yrs	$4,848,917

Exercisable December 31, 2025	783,969	$2.29	7.32 Yrs	$3,689,542

F-36

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

The following table summarizes stock option expense recognized and remaining unearned option expense as of and for the years ended December 31:

	2025	2024

Compensation expense recognized for options granted	$711	$362
Unvested stock-based compensation expense related to stock options	$1,588

The unvested stock-based compensation cost is expected to be recognized over a weighted-average period of 1.6 years.

Warrants

The Company has issued Class B warrant shares to various shareholders, directors, individuals and vendors. The warrants provide the holder with the option to purchase Class B Common Stock at an exercise price equal to the market price of the Company’s common stock at the date of grant. Those warrant awards have vesting periods ranging from 1 month to 3 years and have 10 year contractual terms.

For those warrants issued to shareholders during 2024 and 2025, compensation expense is not recognized in the consolidated financial statements as the warrants are not considered compensatory. These warrants, which were exercisable immediately, are included in the roll-forward of warrants and in the calculation of diluted earnings per share. Warrants issued to shareholders during 2025 and 2024 were as follows:

				(in 000’s)	(in 000’s)
				Total	Fair Value
			Black	Warrants	Allocated To
	Shareholder	Strike	Scholes	Fair	Surplus -
Year	Warrants	Price	Value	Value	Warrants

2024	921,931	6.00	2.95	2,720	1,823
2025	445,739	7.00	3.42	1,524	1,024

	1,367,670			4,244	2,847

Warrants issued to directors, individuals and vendors are expensed in the consolidated financial statements over the vesting period in a manner similar to stock options.

For warrant awards granted during the years ended December 31, 2025 and 2024, the fair value of each warrant award is estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions:

●	The risk-free interest rate is based on the U.S. Treasury rate for the expected term at the time of grant.
●	Volatility has been determined based upon average volatility for the banking industry.
●	The Company uses the simplified method to estimate the expected term which assumes a term equal to the midpoint between the requisite service period and the contractual term.
●	Forfeitures are accounted for as incurred.
●	The Company does not currently pay dividends.

Assumptions used for warrant grants during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024

Risk-free interest rate	4.03%	4.18%
Expected term	7	7
Expected stock price volatility	40%	40%
Dividend yield	0.00%	0.00%
Calculated fair value	$3.42	2.46 - 2.95

A summary of activity under the warrant plans during the years ended December 31, 2025 and 2024 is presented below:

		Weighted Average Exercise	Weighted Average Remaining Contractual	Aggregate Intrinsic
	Shares	Price	Term	Value
Outstanding December 31, 2023	1,066,000	$1.14	9.00 Yrs	$2,720,000

Granted	1,273,718	6.00
Exercised	(386,000)	1.00
Forfeited or expired	-	-

Outstanding December 31, 2024	1,953,718	$4.26	9.14 Yrs	$5,353,449

Granted	495,739	7.00
Exercised	-	-
Forfeited or expired	-	-

Outstanding December 31, 2025	2,449,457	4.81	8.42 Yrs	$5,353,719

Exercisable December 31, 2025	2,379,298	$4.77	8.40 Yrs	$5,363,104

F-37

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

The following table summarizes warrant expense recognized and remaining unearned warrant expense as of and for the years ended December 31:

	2025	2024

Compensation expense recognized for warrants granted	$332	$325
Unvested stock-based compensation expense related to warrants	$552

The unvested stock-based compensation cost is expected to be recognized over a weighted-average period of 0.3 years.

Restricted Stock

The Company issued 8,000 shares of immediately vested restricted stock to a vendor during the year ended December 31, 2025. These shares were valued at the market value of $7 per share on the date of grant and immediately expensed.

(15)	COMMON STOCK

The Company has authorized 100 million shares of Common Stock, par value $0.0001. The Common Stock has been issued in two classes: (A) one class has been denominated the “Class A Common Stock”, and (B) the other class has been denominated the “Class B Common Stock”. The Class A Common Stock comprises 25,000,000 shares, and the Class B Common Stock comprises 75,000,000 shares.

In the event of a liquidation or sale of the Company and after payment in full of all other creditors, the holders of Class A Common Stock shall be entitled to receive, in preference to the holders of the Class B Common Stock, the sum of their aggregate unrecouped original issue purchase price, or a pro rata portion thereof in the case of insufficient funds. Any excess funds are to be distributed among Class A and Class B holders on a pro-rated basis assuming conversion of all Class A shares into Class B shares.

The Class A Common Stock of any holder may be converted into Class B Common Stock at any time upon the election of such holder based on the Original Issue Price (original price paid for the Class A Common Stock). Additionally, all Class A Common Stock shall be automatically converted into Class B Common Stock, effective upon the occurrence of a Qualified Public Offering assuming that the closing price per share of the first trading day of the Company’s stock is at least 5 times the purchase price of the Class A stock.

(16)	EARNINGS / LOSS PER SHARE

The factors used in the basic and diluted earnings / loss per share computation follow:

	2025	2024
		Restated
Basic and diluted:
Net loss	$(14,842)	$(14,486)

Weighted average common shares outstanding	42,705,299	40,365,075

Earnings (loss) per common share	$(0.35)	$(0.36)

There were 3,952,802 and 3,491,718 stock options and warrants that were anti-dilutive for the years ended December 31, 2025 and December 31, 2024, respectively, due to the net loss position of the Company.

(17)	REGULATORY MATTERS

Consent Order

On May 1, 2024, the Bank agreed to a Consent Order from the FDIC and the Oklahoma State Banking Department (“State”), addressing, among other items, Board oversight, monitoring policies, internal control testing, management, operations, and increased capital for the Bank.

F-38

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

The 2024 Consent Order was the result of an examination of the Bank by the FDIC and the State, which commenced in June of 2023, and resulted in certain criticisms of the Bank. No fine or penalty was imposed or required. The Consent Order requires that:

●	The Board of Directors increase participation in the Bank’s affairs by assuming responsibility for the approval of the Bank’s policies and objectives and for the oversight of the Bank’s executive and senior management, including approval of a process to monitor all Bank activities and compliance with the Bank’s Board-approved policies;
●	Board of Directors shall monitor the overall condition of the Bank, its risk profile, and compliance with internal policies, regulations, statutes, statements of policy, and rules;
●	The Bank shall notify the FDIC and State of the resignation or termination of any of the Bank’s directors or executive officers;
●	The Bank shall obtain the written approval of the State prior to the addition of any individual to the Board or the employment of any individual as an executive officer;
●	The Board update its existing business plan to provide updated goals and projections through the year 2026 and submit to the FDIC and State for comment and approval;
●	In the event there are changes to the business plan or any event that results in a deviation of 10%, the business plan must be resubmitted for comment and approval;
●	The Board shall create a written Capital Plan to ensure management is monitoring capital levels and submit to the FDIC and State for comment and approval;
●	After establishing an adequate Allowance for Credit Losses, the Bank shall maintain its Tier 1 Leverage Capital ratio equal to 14 percent of the Bank’s Average Total Assets;
●	The Tier 1 Leverage ratio shall be achieved and maintained through retention of earnings, collection of charged-off assets, reduction in total assets, sale of new equity, or any combination thereof;
●	While this order is in effect, the Bank shall not declare or pay dividends or bonuses, without the prior written consent of the FDIC and State;
●	The Board shall ensure that the interest rate risk management model report is prepared and reviewed by the Board quarterly;
●	The Board shall correct all apparent violations of laws or non-conformance with applicable rules and regulations noted in the Report of Examination of the Bank as of September 18, 2023;
●	The Board shall fully implement the existing Board-approved Audit and Compliance Assessment Policy;
●	The Bank shall conduct audits required by the Audit and Compliance Assessment Policy;
●	The Board shall engage an independent qualified audit firm to audit the Bank’s IT controls;
●	Management shall develop a formal audit tracking system for IT audit issues, vulnerability assessment and penetration test findings, and examination deficiencies;
●	The Board shall develop, approve, and implement the following formal policies and procedures:

○	Electronic Funds Transfer Policy;
○	Security Incident Response Policy; and
○	Item Processing Procedures.

●	The Board shall ensure that the following policies and programs are revised:

○	The Information Security program;
○	Business Continuity Management Plan; and
○	The Third-Party Security Policy.

●	The Board shall ensure that established IT-related committees meet formally and are performing their delegated IT responsibilities and duties, including conducting, at a minimum, quarterly meetings;
●	The Board shall ensure the Bank’s cybersecurity preparedness and resiliency is at a baseline maturity level. The results of managements cybersecurity evaluation shall be presented to the Board for review and approval;
●	The Board shall initiate procedures to improve the initial vendor analysis process;
●	The Board shall ensure management conducts a full-scope test of the Business Continuity Management Plan and the Incident Response Plan. A written summary of the results shall be provided to the Board;
●	The Bank shall furnish written progress reports to the FDIC and State detailing the form and manner of any actions taken to secure compliance with this Order and the results thereof. These reports shall be reviewed by the Board;

F-39

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

The provisions of this Order will remain effective and enforceable except to the extent that and until such time as any provision has been modified, terminated, suspended, or set aside by the FDIC and State.

The Bank has satisfied a number of the concerns raised in the Consent Order. The de-SPAC transaction with DAAQ (defined below), if consummated, will satisfy the capital provisions of the Consent Order.

Capital Level Notification

On September 11, 2025, the FDIC notified the Bank that its Tier 1 capital level fell within the “Undercapitalized” capital category. As a result, the Bank is subject to mandatory requirements of Section 38 of the Federal Deposit Insurance Act including:

●	The Bank must submit an acceptable capital restoration plan
●	The Bank must comply with asset growth restrictions
●	The Bank must not pay dividends or any other capital distributions without prior approval
●	The Bank must obtain FDIC prior approval to make any acquisition, open any new branch offices, engage in any new line of business, or make any transfers or payments to any affiliate, including the Company.

(18)	REGULATORY CAPITAL

The Company’s principal source of funds for liquidity are dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid from the Bank without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above.

As also discussed in Note 17, the Bank is a federally-insured state-chartered bank and is subject to the rules and regulations of the Oklahoma State Banking Department and the Federal Deposit Insurance Corporation (“FDIC”). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Bank and its financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital, common equity Tier 1, Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). As of December 31, 2025 and 2024, the Bank does not meet all capital adequacy requirements to which it is subject, including those contained in the Consent Order.

As of December 31, 2025, the most recent notification from regulators categorized the Bank as “Undercapitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum (Tier I leverage, Tier I risk-based, total risk-based capital) ratios as set forth in the table below. Regulatory capital regulations require that regulated financial institutions hold a capital conservation buffer of an additional 2.5% on risk-based capital measures. The Bank is in compliance with the risk-based capital ratios after considering the capital conservation buffer.

F-40

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

The actual and required capital amounts and ratios are shown in the following table:

	Actual		Required for Capital Adequacy Purposes		Minimum Requirements To Be Well Capitalized Under Prompt Corrective Action Regulations
(000’s omitted)	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2025:

Total Capital to risk weighted assets	$10,245	18.80%	$4,360	8.00%	$5,450	10.00%
Tier 1 (Core) Capital
to risk weighted assets	$10,015	18.37%	$3,270	6.00%	$4,360	8.00%
Common Tier 1 (CET1)	$10,015	18.37%	$2,453	4.50%	$3,543	6.50%
Tier 1 (Core) Capital
to average assets	$10,015	4.17%	$9,616	4.00%	$12,020	5.00%

December 31, 2024:

Total Capital to risk weighted assets	$10,035	61.29%	$1,310	8.00%	$1,637	10.00%
Tier 1 (Core) Capital
to risk weighted assets	$9,992	61.03%	$982	6.00%	$1,310	8.00%
Common Tier 1 (CET1)	$9,992	61.03%	$737	4.50%	$1,064	6.50%
Tier 1 (Core) Capital
to average assets	$9,992	5.80%	$6,890	4.00%	$8,613	5.00%

(19)	COMMITMENTS AND CONTINGENCIES

Legal Matters

In the normal course of business, the Company is involved in legal matters on a day-to-day basis. As of December 31, 2025, the Company had no significant litigation outstanding in which it was a defendant.

Data Processing Contracts

The Company has entered into several agreements for various data processing functions with varying payment requirements and expiration dates. The 2 most significant of these contracts require combined annual commitments (billed monthly) of approximately $6.0 million, subject to future changes in the size of the Company, and expire in 2030.

Operating Leases

The Company has the following operating leases as of December 31, 2025:

			Monthly	Related	Future Lease
Description	Address	Expiration	Lease	Party	Commitments

Office Building	Roswell, GA	Apr 30, 2026	$2	N	$10

Office Building	Oklahoma City, OK	Dec 31, 2026	$2	Y	24

			$4		$34

Rent expense for the years ended December 31, 2025 and 2024, including common area maintenance and rent payments on short-term leases, was $68 and $68, respectively.

F-41

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

(20)	SEGMENT INFORMATION

An operating segment is generally defined as a component of business for which discrete financial information is available and whose operating results are regularly reviewed by the chief operating decision maker. As a community-oriented financial institution, substantially all of the Company’s operations involve the delivery of loan and deposit products to customers.

The chief operating decision maker makes operating decisions and assesses performance based on an ongoing review of the Company’s community banking activities (loan and deposit products), which constitutes the Company’s only operating segment for financial reporting purposes. The Company’s single segment is managed on a consolidated basis by the chief operating decision maker, which is the Executive Committee, consisting of the chief executive officer, chief financial officer, chief risk officer and chief strategy officer. The accounting policies of the community banking segment are the same as those described in the summary of significant accounting policies of the Company. The chief operating decision maker uses consolidated expense information to manage the operations of the segment. The consolidated expense information is the same as is reported on the statements of loss as consolidated net income / loss. The measure of segment assets is reported on the balance sheet as total consolidated assets

The chief operating decision maker uses consolidated net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the community banking segment or into other parts of the entity, such as for whole bank or branch acquisitions or to pay dividends.

Net income is used to monitor budget versus actual results. The chief operating decision maker also uses net income in competitive analysis by benchmarking to the Company’s peer banking competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management’s compensation.

The Company does not have intra-entity revenues or transfers.

(21)	CONDENSED FINANCIAL INFORMATION OF OLD GLORY HOLDING COMPANY – PARENT COMPANY ONLY

The following are the condensed Parent Company Only financial statements as of and for the years ended December 31, 2025 and 2024:

Condensed Balance Sheets	2025	2024

Assets
Cash and cash equivalents	$212	$196
Investment in subsidiary	9,562	10,070
Total assets	$9,774	$10,266

Liabilities and Stockholders’ Equity

Total liabilities	$-	$-

Common stock	4	4
Surplus	57,547	42,657
Accumulated deficit	(47,226)	(32,384)
Accumulated other comprehensive loss	(551)	(11)
Total stockholders’ equity	9,774	10,266
Total liabilities and stockholders’ equity	$9,774	$10,266

F-42

OLD GLORY HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

December 31, 2025 and 2024

Condensed Statements of Loss	2025	2024

Equity loss of subsidiary	$13,375	$13,631

Total loss	13,375	13,631

Other noninterest expense	1,467	855

Total expense	1,467	855

Loss before income taxes	14,842	14,486
Income tax benefit	-	-

Net loss	$14,842	$14,486

Condensed Statements of Cash Flows	2025	2024

Operating activities:

Net loss	$(14,842)	$(14,486)

Adjustments to reconcile net loss to net cash used by operating activities:
Undistributed loss of subsidiary	13,375	13,631

Net cash used by operating activities	(1,467)	(855)

Investing activities:
Capital transfer to bank subsidiary	(12,307)	(12,830)

Net cash used in investing activities	(12,307)	(12,830)

Financing activities:
Exercise of stock options & warrants	10	386
Issuance of Reg D Class A shares	3,120	12,542
Issuance of Reg D Class B shares	2,880	-
Issuance of Reg A Class B shares	7,780	939

Net cash provided by financing activities	13,790	13,867

Increase in cash and cash equivalents	16	182

Cash and cash equivalents, beginning of year	196	14

Cash and cash equivalents, end of year	$212	$196

Non-Cash Investing Activities:
Dividend to bank subsidiary for stock compensation	1,099	687

(22)	SUBSEQUENT EVENTS

On January 13, 2026, the Company entered into a Business Combination Agreement (BCA) with Digital Asset Acquisition Corp. (DAAQ). The BCA provided for a closing aggregate cash amount, as defined, equal to or greater than $50 million.

On August 13, 2026, the Company and DAAQ entered into a Mutual Termination and Release Agreement (the “Termination Agreement”), pursuant to which the parties mutually agreed to terminate the BCA, dated as of January 13, 2026, as amended, and abandon the transactions contemplated by the BCA (the “Transactions”) as of August 13, 2026 (the “Effective Date”).

 Under the Termination Agreement, on the Effective Date, the BCA is terminated in its entirety and will impose no further liability or obligation on DAAQ, the Company or their respective representatives, except that Section 9.18 of the BCA will survive and remain in full force and effect, and all ancillary documents relating to the Transactions will be automatically terminated without further action, concurrent with the termination of the BCA in accordance with the Termination Agreement.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Termination Agreement, a copy of which was filed by DAAQ on Form 8-K dated August 13, 2026.

On August 6, 2026, the Bank was notified by the FDIC that it is a Significantly Undercapitalized insured depository institution under section 38(b)(1) of the Federal Deposit Insurance Act as its leverage capital ratio had declined to 2.69% as of its June 30, 2026 Call Report. The terms of this Supervisory Prompt Corrective Action Directive included the following:

●	Submission of an updated capital plan within 14 calendar days;
●	Restrictions on capital distributions;
●	Restrictions on board fees;
●	Limitations on liabilities to related companies;
●	Restrictions on asset growth;
●	Required prior approval for acquisitions or new branches;
●	Restrictions on brokered and employee benefit deposits;
●	Requirement to become adequately capitalized through sale of stock or combination with another institution;
●	Restrictions on transactions between affiliates;
●	Restrictions on interest rates paid on deposits;
●	Restrictions on high risk activities;
●	Employment of qualified senior executive officers;
●	Restrictions on correspondent bank deposits;
●	Restrictions on Company capital distributions;
●	Required divestiture of high risk or insolvent subsidiaries;
●	Required divestiture of the Bank by the Company if so determined by the Federal Reserve;
●	Prohibitions on bonuses and certain compensation to senior executive officers;
●	Monthly compliance reporting.

F-43

Item 8. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

Company’s Offering Statement Form 1-AA filed with the SEC on December 16, 2024

2.1 Certificate of Incorporation of Old Glory Holding Company, dated November 9, 2021 (incorporated by reference to Exhibit 2.1 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

2.2 Amended Certificate of Incorporation of Old Glory Bank, dated November 30, 2022 (incorporated by reference to Exhibit 2.2 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

2.3 Bylaws of Old Glory Holding Company, dated November 9, 2021 (incorporated by reference to Exhibit 2.3 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

2.4 Amended and Restated Bylaws of Old Glory Bank, dated November 30, 2022 (incorporated by reference to Exhibit 2.4 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

4.1 Form of Subscription Agreement for Old Glory Holding Company Class B Common Stock Regulation A (Tier II) (incorporated by reference to Exhibit 4.1 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.1 Transfer Agent Services Agreement, dated August 29, 2024, between Rialto Markets Transfer Services, LLC and Old Glory Holding Company. (incorporated by reference to Exhibit 6.1 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.2 Old Glory Holding Company 2022 Stock Incentive Plan, dated March 29, 2022 (incorporated by reference to Exhibit 6.2 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.3 Form of Award Agreement under the Old Glory Holding Company 2022 Stock Incentive Agreement. (incorporated by reference to Exhibit 6.3 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.4 Stock Restriction Agreement Stock Restriction Agreement, dated November 9, 2021 (as amended) between Old Glory Holding Company and the Stockholders that are a party thereto. Note: Investors in this Offering will not become a party hereto.

6.5 Registration Rights Agreement, dated November 9, 2021, between Old Glory Holding Company and the holders of Class A Common Stock that are a party thereto. Note: Investors in this Offering will not become a party hereto. (incorporated by reference to Exhibit 6.5 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

6.6 Deposit Account Control Agreement, dated November 4, 2024, among Old Glory Holding Company, Rialto Markets, and Old Glory Bank (incorporated by reference to Exhibit 6.6 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

11.1 Consent of Crowe LLP to their report relating to the consolidated financial statements of Old Glory Holding Company for the calendar years ended 2025 and 2024

16.1 Letter from Eide Bailly LLP regarding Change in Registrant’s Certifying Accountant

99.1 Consent Order issued by the Federal Deposit Insurance Corporation and the Oklahoma State Banking Department, dated May 1, 2024 in the matter of Old Glory Bank (incorporated by reference to Exhibit 99.1 of the Company’s Offering Statement on Form 1-A/A (Commission File No. 024-12512) filed with the SEC on December 13, 2024).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD GLORY HOLDING COMPANY

By:	/s/ Michael P. Ring
Michael P. Ring
President & Chief Executive Officer

September 9, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael P. Ring	President & Chief Executive Officer	September 9, 2026
Michael P. Ring

/s/ Ben Carson	Director	September 9, 2026
Ben Carson

/s/ Tony Dieste	Director	September 9, 2026
Tony Dieste

/s/ Larry Elder	Director	September 9, 2026
Larry Elder

/s/ Dan Schneider	Director	September 9, 2026
Dan Schneider

43